Schlumberger

2001 ANNUAL REPORT

Letter from the Chairman

2001 proved to be a milestone year for Schlumberger with revenues and net income from Oilfield Services achieving all-time record levels. The steady improvements in SchlumbergerSema results as the year progressed were also encouraging. In addition, Schlumberger Network Solutions revenue grew by 91% due mostly to E&P sector contracts, a clear sign that the industry is recognizing the importance of IT global connectivity and information security solutions to enhance business processes and decision-making capabilities.

The outstanding results in Oilfield Services further underline the strength of the GeoMarket* organization that we adopted in 1999. The GeoMarket structure puts us close to our customers thereby strengthening our ability to communicate, rapidly deploy new technology and provides the necessary freedom required to focus on, implement and sustain local solutions. At the same time, our sophisticated global intranet and knowledge management techniques ensure the GeoMarkets have immediate access to world class Schlumberger technology no matter where it is developed.

In 1996 we adopted the vision that real-time reservoir management would be a key technique to enable increasing hydrocarbon reservoir recovery. Achieving that vision requires the deployment of permanent down-hole sensors that are able to communicate in real-time with a central control center. It also requires systems that are able to integrate all the data and turn it into useable knowledge. The opportunity to acquire Sema in 2001 provided us with the essential skills and culture to address this huge challenge.

The capabilities of SchlumbergerSema form a central part of our vision for the oil industry of the future that seeks to improve oil and gas reservoir recovery through real-time information technology solutions. Contracts awarded to Schlumberger during the year strongly support our rationale for the integration and deployment of IT services for customers. The six-year Conoco contract in particular demonstrates our ability to address enterprise-level commitments in connectivity, security, systems integration and IT consulting. Today, Schlumberger is the only company able to provide a complete range of technology services from the reservoir to the desktop or mobile device, anywhere in the world.

The creation of SchlumbergerSema, accompanied by the restructuring of our activities in traditional Schlumberger markets such as utilities and telecommunications, has enabled us to develop similar real-time information management solutions for other industrial sectors. The systems integration, operations management and software development competencies of SchlumbergerSema were clearly highlighted at the 2002 Olympic Winter Games in Salt Lake City, the first leg of our eight-year, four-game contract as the Games' Worldwide Technology Partner. To meet the unique IT challenges of the 2002 Games, SchlumbergerSema led a consortium of technology companies that built a true digital city and relayed real-time results to broadcasters and Web media, reaching billions of fans worldwide; integrated nearly 40 Olympic-related sites and venues; provided IT support for accreditation, security clearance and venue access to nearly 89,000 athletes, coaches, officials and sponsors; worked with 1,350 IT professionals and volunteers at the Games; and managed data for transportation, health care and accommodations. The flawless performance of the IT systems at the Games validated the International Olympic Committee's decision to award this eight-year contract to a professional systems integrator like SchlumbergerSema, rather than simply renew the IBM contract which emphasized proprietary hardware.

The focus provided by the Sema acquisition allowed us to accelerate our divestiture program. The $900 million of cash generated by the sale of businesses put us on track to attain our objective of reducing our net debt/capitalization ratio to less than 30% by 2003. The assignment of double-A category corporate ratings by Moody's and Standard & Poor's in September is a vote of confidence in our strategy and that we have the financial strength to carry it out. In addition, the October Eurobond issues were particularly well received. That these results were achieved under turbulent market conditions reflects the confidence that world financial markets have in our conservative accounting and ethical business practices.

Knowledge is at the center of Schlumberger. Since 1927, we have focused on acquiring data and maximizing their use to benefit customers. Today, we offer real-time technology services and solutions that enable customers to translate acquired data into useful information and transform this information into actionable knowledge as a basis for improved decision-making - anytime, anywhere. Harnessing the potential of information technology offers enormous opportunities to enhance efficiency and productivity across all industries. As a result, Schlumberger is making a quantum leap from developing traditional 'just-in-case' information to delivering 'just-in-time' knowledge that meets the changing needs of our customers.

Most observers have significantly lowered their predictions of oil and gas demand for 2002 yet international investment in E&P appears set to rise, largely making up for the reduction in investment expected in North America. In the North American gas market, normal peak winter storage levels were reached one month early. However, US gas production showed virtually no increase in sustained supply despite surges in drilling activity and in fact, fourth quarter 2001 production was below that of the first quarter of 2000. These facts confirm that aging reservoirs and enhanced production technologies applied to the smaller new finds are increasingly contributing to steeper decline curves. Increased drilling activity will be needed sooner rather than later to maintain supply.

These positive long-term fundamentals of the oil and gas industry do not alter the fact that our business in 2002 depends heavily on the timing and strength of the economic recovery in North America. The highly unstable world political situation makes any prediction about the economy even more risky than normal. Our global business mix and diversified income stream leaves us well placed to manage the current market softness and in an enviable position to take full advantage of the inevitable recovery.

Euan Baird
Chairman and Chief Executive Officer

Financial Review

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

Schlumberger operates two business segments: Oilfield Services and SchlumbergerSema. The following discussion and analysis of results of operations should be read in conjunction with the Consolidated Financial Statements.

(Stated in millions)

OILFIELD SERVICES	2001[3]	2000[4]	% Change
Operating Revenue	**$9,773**	$7,146	37%
Pretax Segment Income[1]	**$1,859**	$1,062	75%

SCHLUMBERGERSEMA	2001	2000	% Change
Operating Revenue	**$3,045**	$1,049	190%
Pretax Segment Income[1]	**$ 28**	$ 12	130%

OTHER[2]	2001	2000	% Change
Operating Revenue	**$ 997**	$1,475	(32)%
Pretax Segment Income[1]	**$ 28**	$ 61	(53)%

[1] Pretax segment income represents income before taxes and minority interest, excluding interest expense, interest income and amortization of goodwill and identifiable intangibles.
[2] Includes Semiconductor Solutions and the divested Resource Management Services businesses through to the date of divestiture.
[3] Includes the acquisition of Sema plc from April 2001.
[4] Reclassified for comparative purposes.

Oilfield Services

2001 Results

Record Oilfield Services operating revenue of $9.8 billion increased 37% over 2000 in sharp contrast with the worldwide M-I rig count, which grew only 15%. Pretax operating income margins were at levels comparable to 1997, which is considered the benchmark year for Oilfield Services. Increased non-rig related activity, partly attributable to the WesternGeco Joint Venture, and higher pricing levels contributed to growth.

Operating revenue started to grow in the first quarter, due to continued high activity in North America and increased demand internationally. The latter continued throughout 2001 and was reflected in the Europe/CIS/West Africa and Middle East & Asia Area results. However, softening North American activity in the third quarter, as a result of slower economic growth and declining natural gas drilling activity, offset international growth.

The WesternGeco Joint Venture was the largest contributor to double-digit growth in all Areas with the Malaysia, Alaska, Gulf Coast and West & South Africa GeoMarkets recording the strongest results versus 2000. Market share gains, improved pricing levels and the introduction of new technology contributed to strong growth in the Drilling & Measurements technology business. In addition, improved Reda submersible pump sales and the continued expansion of the PowerSTIM* well production optimization solution contributed to significant growth in the Well Completions & Productivity technology business.

2001 was the first full financial reporting year for the WesternGeco Joint Venture, which recorded an operating revenue increase of 12% for 2001 on a pro forma comparative basis. Cost rationalization targets were exceeded and the integration process neared completion.

Schlumberger Network Solutions experienced 91% operating revenue growth for 2001 versus 2000 mostly due to exploration and production (E&P) sector contracts demonstrating that the industry is recognizing the importance of IT connectivity and security.

2001 was a significant year as Oilfield Services acquired several key technologies as part of its continuing focus to build a complete suite of real-time reservoir optimization services. In April 2001, Schlumberger acquired Baker Jardine, a leading provider of software tools, IT consulting and integrated solutions that help operators increase oil and gas production. Secondly, a unique Distributing Temperature Sensing technique was added to the Schlumberger real-time offering through the acquisition of Sensa. The recognized leader in fiber optic sensing technologies, Sensa provides operators with a continuous measurement for the monitoring of producing wells. Thirdly, Schlumberger acquired Phoenix, a leading provider of technologies and techniques for optimizing production from artificially lifted wells, in October 2001.

NORTH AMERICA

North American operating revenue increased 51% versus 2000 outpacing the M-I rig count which grew 17%. The strong operating revenue growth that continued in the first quarter of 2001 plateaued in the middle of the year. This was due to slower economic conditions and declining natural gas prices which resulted in reduced activity towards the end of the year. The Alaska and Gulf Coast GeoMarkets recorded the strongest revenue growth due to increased demand for drilling and measurement services, well services, wireline technologies and high seismic activity.

Pretax operating income increased 132%.

LATIN AMERICA

Operating revenue increased 28% exceeding the M-I rig count growth of 13%. Increased activity across all services contributed to double-digit growth in the GeoMarkets. Growth was led by the Peru, Colombia and Ecuador and Latin America South GeoMarkets as a result of increased drilling and measurements, well services and well completions services during the year, and high land seismic activity in Bolivia during the fourth quarter.

Pretax operating income increased 137%.

EUROPE/CIS/WEST AFRICA

Operating revenue increased 33% in the Europe/CIS/West Africa Area, more than double the M-I rig count growth, which rose 15%. Overall moderate growth was recorded for the year led by high demand for well completions services in Nigeria and strong growth in drilling and measurements and wireline services in the Russia GeoMarket. In particular, strong growth was seen in the West and South Africa GeoMarket partly due to an Early Production Facility Project for IPM during the year.

Pretax operating income increased 67%.

MIDDLE EAST & ASIA

A 28% increase in operating revenue surpassed the M-I rig count four-fold in 2001. Almost all GeoMarkets in the region recorded strong double-digit growth led by seismic, drilling and measurements and well services activities in the Malaysia, Brunei and Philippines GeoMarket, and as a result of new contract wins in the Gulf GeoMarket. Moderate sequential growth was recorded throughout the year reflecting the pick up in international activity.

Pretax operating income increased 49%.

2000 Results

Moderate growth was recorded during the first half of the year with sharp sequential growth in the second half of the year led by increased activity in North America and higher demand for Reservoir Development services. The seismic down cycle, which started at the beginning of 1999, continued through the first half of the year. The second half of 2000 saw significant improvement leading to higher Schlumberger activity due to the introduction of new generation seismic Q* Marine technology and increased multiclient data sales.

Oilfield Services operating revenue increased 21% compared with 1999 as the worldwide M-I rig count grew 30%.

NORTH AMERICA

North America operating revenue increased 46% versus 1999, in line with the M-I rig count which grew 47%. Increased activity, which started in the third quarter of 1999, continued into the beginning of 2000 with a significant increase in drilling activity due to the continued shift to natural gas exploration and development. Reservoir Evaluation Wireline and Reservoir Development recorded the year's strongest growth. Pretax segment income increased 206%.

LATIN AMERICA

Latin America operating revenue increased 22% for the year, consistent with a 23% increase in the M-I rig count. There was strong growth in the second half of 2000 led by Reservoir Development activity. Pretax segment income increased 333% due to improved profitability in Resevoir Evaluation Wireline and Reservoir Development.

EUROPE/CIS/WEST AFRICA

Operating revenue increased 6% in the Europe/CIS/West Africa Area during 2000, consistent with a 10% increase in the M-I rig count. Results in the first quarter were lower year over year due to continued flat activity and a sharp decline in seismic activity in this region for the same period. The increase in activity in the second half of the year was moderate compared with the other Areas. Pretax segment income increased 66%.

MIDDLE EAST & ASIA

Operating revenue in the Middle East & Asia Area increased 5%, in line with a 5% increase in the M-I rig count. Lower first quarter results resulted from the continued industry down cycle, and growth was moderate for the remainder of the year due to a slow increase in activity. Stronger sequential growth in the second half of the year resulted from increased activity in the Middle East and improved demand for Reservoir Development services. Pretax segment income increased 6%.

1999 Results

On December 30, Schlumberger completed the spin-off to its stockholders of its offshore contract drilling business, Sedco Forex. Following the spin-off, on December 31, Sedco Forex merged with Transocean Offshore Inc., which changed its name to Transocean Sedco Forex Inc. The transaction created the world's largest offshore drilling company and the third largest oilfield services company by market capitalization. Upon completion of the merger, Schlumberger stockholders owned approximately 52% of the shares of Transocean Sedco Forex, and Transocean Offshore shareholders owned the remaining 48%. Schlumberger retained no ownership in the combined company. Sedco Forex is treated as a discontinued operation.

After continued slow activity across all regions in the first half of 1999, Oilfield Services activity in North *America* started to improve in the third quarter as oil and gas companies continued to gradually increase negative impact was felt across all regions within Schlumberger, most notably in North America, Europe and Asia, and resulted in a significant decrease in seismic revenue.

Oilfield Services operating revenue declined 24% compared with 1998, in line with the estimated 23% reduction in E&P expenditures, and consistent with the 22% fall in the average rig count.

NORTH AMERICA

North American operating revenue fell 30%, with a 22% decline in the average rig count. The slowdown was particularly dramatic in the first half of the year, with the average rig count down 40%. All product groups ended the year with lower revenue than in 1998. Pretax segment income dropped 64%.

Increased activity during the fourth quarter was mainly focused on gas development projects, primarily in the lower 48 states and Canada.

LATIN AMERICA

Latin American operating revenue fell 26%, in line with the 23% decrease in the average rig count. The reduced activity resulted from a slowdown in all product groups with the exception of drilling services, which saw a 41% increase due to the commencement of MPSV* multipurpose service vessel operations on Lake Maracaibo in Venezuela. Pretax segment income was down 88%, mainly due to lower prices and reduced activity across the region.

EUROPE/CIS/WEST AFRICA

Operating revenue declined 28% in the Europe/CIS/West Africa Area, in line with the decline in the average rig count. Revenue from all product groups and geographical areas fell, with the exception of the CIS, where growth in pressure pumping activity fueled a notable increase in revenue over 1998. Pretax segment income for the region decreased 60%.

MIDDLE EAST & ASIA

Operating revenue in the Middle East & Asia Area declined 22%, led by significantly lower activity in the Eastern Mediterranean and the Australia GeoMarket areas. Compared with 1998, the average rig count fell 16% in the Middle East and 20% in Asia. Revenue from all services fell, with the exception of Reservoir Management as the MPSV *Bima* continued to provide value-added services to customers in Indonesia. Pretax segment income fell 45%.

SchlumbergerSema

On April 6, 2001, Schlumberger completed the acquisition of Sema plc for $5.15 billion. Sema is a leading IT and technical services company with a strong European presence. Its core businesses include systems integration, consulting, software products for the telecommunications, energy, transport and finance sectors, and outsourcing. The acquisition was financed through existing cash resources of Schlumberger and from borrowings under a $3 billion credit facility.

As a result of the acquisition, the SchlumbergerSema business segment was created combining Sema plc, Bull CP8 (acquired in the first quarter) and certain businesses of Schlumberger Test & Transactions and Resource Management Services including CellNet and Convergent. SchlumbergerSema provides consulting, systems integration, managed services and products with focus on six global market sectors: telecommunications, utility, finance, transport, oil and gas and the public sector and is the Worldwide Information Technology Partner for the 2002-2008 Olympic Games, which is one of the largest system integration contracts awarded in the world.

As part of the integration process, a cost synergies program of $140 million was identified with a target date of mid 2002. The integration of Sema plc into Schlumberger progressed rapidly and smoothly thanks to cultural similarities and synergies between the two companies. Moreover, the attrition rate of Sema employees post acquisition decreased significantly.

2001 Results

SchlumbergerSema operating revenue increased 190% compared with 2000 mainly due to the acquisition of Sema plc whose results were consolidated with effect from April 1, 2001. On a proforma basis, assuming the acquisition took place on January 1, 2000, the operating revenue increase was 5%.

NORTH & CENTRAL AMERICA

North & Central America operating revenue increased 91% versus 2000 mainly due to increased utilities activity as a result of strong demand for Real Time Energy Management Systems (RTEMS) services and the further deployment of the wireless fixed network supporting those services. The wireless fixed network business represents the fastest growing network meter reading system in the utility industry with more than six million connected customers. In addition, SchlumbergerSema secured the extension of key existing utility business contracts in North America for utility data management services, and was awarded a significant contract for consulting and personal energy management advanced data services. Due to economic conditions and ongoing uncertainty related to deregulation in the US market, the utilities-related systems integration business remained weak during the year.

In the telecommunications sector, Schlumberger recorded strong bookings in mobile messaging systems, with the first SemaPortal* short message server implementation and customer care and billing products system integration for mobile operators. Additionally, the increasing adoption of the GSM standard generated significant opportunities for both product and service applications. As a result, Schlumberger signed a memorandum of understanding with AT&T Wireless to provide SIM (subscriber identity module) smart cards and related over-the-air technology to support AT&T Wireless' new GSM network platform.

EUROPE, MIDDLE EAST, AFRICA, SOUTH AMERICA

Operating revenue increased substantially due to the acquisition of Sema plc as its customer base is predominantly European. Despite a slowdown in the telecommunications environment, strong activity was recorded in this sector as a result of strong sales and bookings in mobile messaging systems, customer care and billing products, consultancy and system integration for mobile operators with a major contract awarded to Telecom Italia Mobile (TIM) which covers their operations in Europe and Brazil. This is the direct result of an expanded customer base and realization of the synergies within SchlumbergerSema.

In addition, SchlumbergerSema was awarded multi-million dollar contracts in France and the UK in the public sector. The work scope ranges from system integration project design, build and roll-out of a pilot accounting and expenditure control package to a two-year contract extension for Health Service to provide managed IT services, community preventive care services and associated systems and a computerized patient information system.

Improved demand in Europe for banking smart card solutions, and the award of major contracts for consulting and systems integration to deploy standard smart card transaction systems in the UK, contributed to the operating revenue growth in the Finance sector.

In the transportation sector, due to the transition to the euro, major customers began accepting previously postponed deliveries of new euro-compatible Pay & Display on-street parking meters.

ASIA

Revenue for the finance sector continued to be strong with increased outsourcing activities in Japan and Hong Kong including automation stock trade and internet banking. New inroads were made in China where major new orders for payment systems were completed. Despite an unfavorable environment, the telecommunications sector experienced strong bookings. Demand for business continuity and outsourcing services remained strong in the region.

However, SIM cards volume was weak due to excessive inventories carried by customers, mainly in China though the orders started to pick up in the fourth quarter. South East Asia experienced significant growth with major wins to supply high-end 32/64 memory cards. Schlumberger was also selected as the only supplier for the first phase R-UIM cards for China Unicom CDMA launch.

VOLUME PRODUCTS

Volume Products operating revenue grew by 13% despite a slowdown in the telecommunications industry. Smart Cards operating revenue increased 9% compared with 2000, with positive bottom line contributions throughout the year, despite tough competition, pricing pressures and reduced demand for cellular handsets in Europe.

Operating revenue from mobile communications cards (SIM) was weak reflecting reduced demand in Europe, and in Asia where uncertainty continues in the telecommunications market. Orders for SIM cards showed strong improvement at the end of the year indicating that an inflection point may have been reached. The lower revenues in SIM cards were partially offset by strong demand for high-end Java™-based products for mobile communications, banking and IT applications.

e-Transactions Solutions operating revenue increased driven by increased worldwide deliveries of MagIC* e-payment point of sale terminals and a record activity in the Parking and Mass Transit Terminal & Systems products and services business, linked in particular to the new euro currency deployment.

2000 Results

Including the acquisitions of the Convergent Group and CellNet Data Systems, operating revenue grew 23% compared with 1999. Pretax operating income dropped 81% over the same period.

During the year, Schlumberger took strategic steps in the utilities sector to build its solutions offerings through the acquisition of the assets of CellNet, a leading provider of telemetry technology for the development and deployment of large-scale automatic meter reading (AMR) systems, for $209 million in May 2000. The combination of utility measurement systems and services, with CellNet AMR technology and integrated networks, significantly strengthened Schlumberger's position in delivering advanced value-added services to utilities and energy resource providers. In November, Schlumberger acquired a majority stake in Convergent, a leading builder of digital enterprises that will complement the Schlumberger value-added solution approach to business in the utility sector.

NORTH & CENTRAL AMERICA

North & Central America operating revenue increased 74% for the year compared with 1999. Revenue contributions were due to market expansion and the receipt of several major orders in Real Time Energy Management Systems.

VOLUME PRODUCTS

Operating revenue increased 30% due to significantly higher activity levels in the Smart Cards business. The healthy rise in orders for smart card-based solutions was driven by continued outstanding growth of the mobile communications market and the beginning of the rollout of smart card applications in North America. In the US, Schlumberger won the largest-ever smart card IT security order. The Cyberflex*

Java™-programmable cards will be used to provide secure access to customers' data networks and facilities.

In addition, e-Transactions activity improved based on high terminals and systems bookings for the e-City and e-Payment businesses. Manufacturing delays resulted from semiconductor shortages in the first half of the year, as well as a slowdown in Pay & Display parking meter shipments as European customers postponed deliveries to await new euro-compatible products.

1999 Results

Operating revenue was up 5% compared with 1998 while pretax operating income grew 12% mainly due to strong activity in North & Central America.

NORTH & CENTRAL AMERICA

North American operating revenue increased 13% compared to 1998. Throughout the year, uncertainty created by deregulation, privatization and globalization in the utility industry continued to delay investment by many utilities in new products and services. In the US, where deregulation has advanced the furthest, major contract awards demonstrated increased interest in the Schlumberger solutions approach.

VOLUME PRODUCTS

Operating revenue declined 8% compared with 1998. The year was characterized by volatility due to changing business environments. During the year, Schlumberger successfully launched the Cyberflex Simera* Java-programmable subscriber identity module (SIM) card and Cryptoflex* e-gate* card into the booming GSM and PC markets. The rapid growth of the mobile communications market, which was accompanied by increasing demand for multi-application and open-platform cards, provided a strong impetus for the accelerated adoption and continued use of the Simera cards. However, despite a strong increase in orders for SIM cards over 1998, global price pressure significantly reduced the revenue generated. Card sales grew in both Asia and Europe, the two most prominent consumer markets for smart cards.

During 1999, in the e-Transactions business, SchlumbergerSema introduced new MagIC* 6000 payment terminals into the strong retail market with great success. In addition, e-City solutions sales showed a significant increase over 1998, with key contributions from parking and mass transit applications.

Other

Included in this segment are Semiconductor Solutions and the divested businesses of the former Resource Management Services segment.

2001 Results

Operating revenue decreased 32% in 2001, reflecting the divestiture of the Resource Management Services businesses, which were sold in October 2001, and a 46% decline in Semiconductor Solutions activity, which followed the down cycle in the worldwide semiconductor industry.

2000 Results

An operating revenue decline of 10% in 2000 was mainly due to Resource Management Services (down 16%) where pressure on utility prices and the negative impact of currency movements in Europe resulted in a continued downturn for the utility industry. Growth in the UK, driven by strong residential meter demand, was offset by declines in most other European countries. Semiconductor Solutions revenue increased 4% year over year but stalled during the second half of the year as ongoing industry cutbacks in capital expenditures adversely affected delivery of new mixed-signal testers.

1999 Results

On a comparable basis, excluding the Retail Petroleum Services business sold in 1998, operating revenue declined 13% in 1999. Resource Management Services operating revenue was down 8% as the uncertainty and pressure on prices created by deregulation, privatization and globalization in the utility industry continued to delay investment by many utilities in new products and services. Semiconductor Solutions operating revenue decreased 28% and was affected by the slow pace of the emerging RDRAM market.

Critical Accounting Policies and Estimates

Schlumberger's discussion and analysis of its financial condition and results of operations are based upon Schlumberger's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Schlumberger to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, Schlumberger evaluates its estimates, including those related to bad debts, inventories, investments, intangible assets, income taxes, long-term percentage-of-completion contracts, contingencies and litigation and actuarial assumptions for employee benefit plans. Schlumberger bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Schlumberger believes the critical accounting policies described below affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The SchlumbergerSema segment recognizes revenue and profit as work progresses on long-term, fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. Schlumberger follows this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Recognized revenue and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged or credited to income in the period in which the facts that give rise to the revision become known. Losses on long-term contracts are provided for when such losses are known and reasonably estimated.

The SchlumbergerSema segment recognizes revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured. Whether the fee is fixed and determinable is assessed based on the payment terms associated with the transaction. Collection is assessed based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer.

For sales, either a binding purchase order, signed license agreement or a written contract is used as evidence of an arrangement.

Revenue for maintenance services is recognized ratably over the contract term. The training and consulting services (time and materials) are billed based on hourly rates, and revenue is generally recognized as these services are performed.

The Oilfield Services segment capitalizes the cost associated with obtaining multiclient seismic data. Such costs are charged to Cost of Goods Sold and Services based on a percentage of estimated total revenue that Schlumberger estimates that it will receive from the sales of such data. The carrying value of individual surveys is periodically reviewed and adjustments to the value are made based upon the revised estimated revenues for the surveys.

Schlumberger maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Schlumberger's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Schlumberger writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write downs may be required.

Schlumberger assesses the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important, which could trigger an impairment review, include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in Schlumberger's stock price for a sustained period; and our market capitalization relative to net book value.

When Schlumberger determines that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on projected net cash flows expected to result from that asset, including eventual disposition.

In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, Schlumberger will cease to amortize approximately $6.2 billion of goodwill. In lieu of amortization, Schlumberger is required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. Schlumberger expect to complete the initial review during the first half of 2002. The preliminary findings of an independent valuation indicated there will be no impairment write down in 2002.

Schlumberger has net deferred tax assets of $448 million at December 31, 2001. Schlumberger has considered future taxable income and tax planning strategies in assessing the need for the valuation allowance. Should Schlumberger determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

Schlumberger evaluates the appropriateness of assumptions used by an independent actuary, in particular assumptions as to discount rate, return on plan assets and medical cost trend rates. The assumptions are revised at least annually as circumstances require.

Income - Continuing Operations

(Stated in millions except per share amounts)

	Income from Continuing Operations	Earnings per share Basic	Earnings per share Diluted
2001[1]	**$ 522**	**$ 0.91**	**$ 0.91**
2000[2]	$ 735	$ 1.29	$ 1.27
1999[3]	$ 329	$ 0.60	$ 0.58

1 Includes a net, after-tax and minority interest charge of $297 million ($0.51 per share – diluted). For details, see *Charges – Continuing Operations* on page 13.

2 Includes a net, after-tax and minority interest charge of $3 million ($0.00 per share – diluted). For details, see *Charges – Continuing Operations* on page 13.

3 Includes an after-tax charge of $129 million ($0.23 per share – diluted). For details, see *Charges – Continuing Operations* on page 13.

In 2001, Oilfield Services segment net income increased $519 million, or 68%, to $1,288 million reflecting the 37% growth in revenue, which outpaced the 15% increase in the worldwide M-I rig count. Higher pricing levels and increased non-rig related activity were the major factors attributable to the record Oilfield Services revenues. SchlumbergerSema segment net income of $30 million was up $2 million as the lower profitability in the Cards and e-Transactions activities were offset by the incremental income from the newly acquired Sema plc.

In 2000, Oilfield Services segment net income increased $327 million, or 74%, to $769 million. Increases in E&P expenditures and in oil and gas prices, resulting from increased oil demand and the lowest level of excess oil production capacity in decades, were the underlying factors of the strong increases in most areas, and notably in North America. Average worldwide rig count increased 30% compared to 1999. SchlumbergerSema segment net income of $28 million was down $13 million, or 32%, as record achievements in the Cards business were offset by weaknesses in the e-Transactions and North America electric utility markets.

In 1999, Oilfield Services segment net income decreased $545 million, or 56%, to $442 million. All areas reported substantial declines as a result of the worldwide reduction in E&P expenditures due to reduced oil prices, which led to a 22% fall in average rig count. SchlumbergerSema segment net income of $41 million was up $2 million, or 6%, as stronger results from the Cards activities were mostly offset by the North American electric utility business.

Currency Risks

Refer to page 26, *Translation of Non-US Currencies* in the *Notes to Consolidated Financial Statements*, for a description of the Schlumberger policy on currency hedging. There are no material unhedged assets, liabilities or commitments which are denominated in other than a business's functional currency.

While changes in exchange rates affect revenue, especially in the SchlumbergerSema segment, they also affect costs. Generally speaking, Schlumberger is currency neutral. For example, a 5% change in average exchange rates of OECD currencies would have had no material effect on consolidated revenue and net income.

Schlumberger businesses operate principally in US dollars, the euro and most other European currencies and most South American currencies.

In general, when the US dollar weakens against other currencies, consolidated revenue increases, usually with no material effect on net income. This is principally because the fall-through incremental margin in the SchlumbergerSema segment offsets the higher Oilfield Services segment non-US dollar denominated expenses.

Research & Engineering

Expenditures by business segment were as follows:

(Stated in millions)

	2001	2000	1999
Oilfield Services	$ **434**	$ 366	$ 356
SchlumbergerSema	**167**	75	72
Other	**78**	100	94
In-process R&D charge [1]	**25**	-	-
	$ **704**	$ 541	$ 522

[1] Relating to the Bull CP8 acquisition.

Interest Expense

Interest expense increased $109 million, to $385 million, in 2001 principally due to the higher debt balances incurred relating to the acquisition of Sema plc. The increase in 2000 of $83 million, to $276 million, was mainly due to higher average borrowing rates. The increase in 1999 of $56 million, to $193 million, reflected the significantly higher debt balances incurred in 1998 by Schlumberger's principal US subsidiary relating to the acquisition of Camco.

Charges – Continuing Operations

Schlumberger recorded the following after-tax and minority interest charges/credits for continuing operations in 2001, 2000 and 1999:

- In March 2001, a charge of $25 million for in-process R&D related to the Bull CP8 acquisition.
- In June 2001, a charge of $280 million for the estimated impairment charge from the disposition of certain Resource Management Services businesses.
- In September 2001, a net credit of $3 million representing the gain on the sale of the worldwide gas compression business, partially offset by an impairment charge relating to the expected disposition of certain activities.
- In December 2001, a net credit of $5 million, including an after-tax gain on the sale of the former Resource Management Services North American Water division ($117 million). This gain was partially offset by certain charges: (1) a provision of $37 million for employee termination costs, principally in Europe and the US, related to Oilfield Services and SchlumbergerSema in response to current business conditions; (2) tax reorganization costs of $29 million; (3) a further $20 million charge related to the second quarter estimated loss on the divestiture of certain Resource Management Services businesses following the actual closing in the fourth quarter; (4) asset write down of $23 million following a recent determination of technological impairment related to certain Land seismic assets in the newly formed WesternGeco Joint Venture.

- In December 2000, $25 million charge primarily relating to the write down of certain inventory and severance costs in the Semiconductor Solutions business resulting from reduced activity levels in the semiconductor test market, $39 million related to the creation of the WesternGeco joint venture (including asset impairment and severance costs for Schlumberger's existing Geco-Prakla business), and a credit of $61 million from the gain on sale of two Gas Services businesses in Europe.

- In March 1999, $138 million charge primarily relating to the downsizing of its global Oilfield Services activities to meet prevailing market conditions, and a credit of $80 million from the gain on sale of financial instruments in connection with the 1998 sale of the Retail Petroleum Systems business.

- In December 1999, $71 million charge primarily relating to the reduction of its marine seismic fleet due to depressed market conditions and the restructuring of its land drilling activity following the spin-off of its offshore drilling business to stockholders.

The December 2001 charge included severance costs of $41 million (775 people) of which $9 million (318 people) had been paid at December 31, 2001. The remaining severance costs are expected to be paid before June 30, 2002. The December 2000 charges included severance costs of $9 million (380 people) which have been paid.

Liquidity

A measure of financial position is liquidity, which Schlumberger defines as cash plus short-term and fixed income investments, less debt. The following table summarizes the change in consolidated liquidity for each of the past three years:

(Stated in millions)

	2001	2000[1]	1999[1]
Income from continuing operations	**$ 522**	$ 735	$ 329
Loss/(gain) on sale of businesses	**110**	(61)	-
Net charges	**162**	64	129
Depreciation & amortization[2]	**1,896**	1,271	1,150
(Increase) decrease in working capital requirements	**(839)**	(104)	165
Proceeds from business divestitures	**896**	155	-
Fixed asset additions[2]	**(2,469)**	(1,546)	(1,019)
Dividends paid	**(430)**	(426)	(410)
Proceeds from employee stock plans	**122**	229	174
Acquisition of Sema plc	**(4,853)**	-	-
Other business acquisitions	**(453)**	(1,076)	(135)
Exercise of stock warrants[3]	**-**	-	450
Sale of financial instruments	**-**	-	204
Drilling fluids joint venture	**-**	-	(325)
Discontinued operations[4]	**-**	-	(52)
Other	**(123)**	(50)	(160)
Net (decrease) increase in liquidity	**$ (5,459)**	$ (809)	$ 500
Liquidity - beginning of period	**422**	1,231	731
Liquidity - end of period	**$ (5,037)**	$ 422	$ 1,231

1 Reclassified, in part, for comparative purposes.
2 Including multiclient seismic data costs.
3 On December 16, 1999, Dow Chemical exercised a warrant to purchase 15,153,018 shares of Schlumberger common stock. The warrant was received by Dow Chemical as part of the 1993 transaction under which Schlumberger acquired Dow Chemical's 50% share of the Dowell Schlumberger joint venture.
4 1999 includes $304 million received in settlement of intercompany balances between Schlumberger and Sedco Forex.

At December 31, 2001, Schlumberger's liquidity was negative (debt exceeded cash plus investments). At December 31, 2001, Schlumberger had cash/short-term investments of $1.6 billion and remaining capacity in debt facilities of $2.5 billion which are sufficient to meet future business requirements.

Based on forecast 2002 net income, depreciation/amortization estimates, and other liquidity components, Schlumberger expects to improve liquidity with an objective of reaching a net debt to capitalization ratio below 30% by 2003. This will largely be dependent upon Oilfield Services operating results and the successful completion of certain business divestitures.

Acquisition of Sema plc

On February 12, 2001, Schlumberger announced that it had reached an agreement with the board of directors of Sema plc on the terms of a recommended offer for the entire issued and to be issued share capital of Sema plc.

On March 8, 2001, a wholly owned subsidiary of Schlumberger acquired, through market purchases, approximately 20% of the issued share capital of Sema at a cost of $1 billion.

On April 6, 2001, the offer for the shares of Sema plc was declared unconditional in all respects. The aggregate consideration for the acquisition of 100% of the issued Sema shares was $5.15 billion (including expenses of the transaction) which was financed from existing cash resources and borrowings under a $3 billion credit facility.

On October 3, 2001, wholly owned subsidiaries of Schlumberger issued $1.9 billion European bonds (Euro 1.4 billion and £425 million). The average interest rate of these bonds is 5.9% with maturity from 2008 through 2032. The proceeds from the issues were used to repay short-term bank loans originally taken out by those subsidiaries to finance the acquisition of Sema plc.

The acquisition was accounted for using the purchase method of accounting and the goodwill and identifiable intangibles aggregated $5.19 billion which are being amortized on a straight-line basis. Goodwill and identifiable intangibles were amortized on a straight-line basis over a composite life of 18 years.

The aggregate value of goodwill and identifiable intangibles comprised the following:

	(Stated in billions)
Cost (including expenses)	$ 5.15
Purchase accounting adjustments [1]	0.34
Net tangible assets acquired	(0.30)
	$ 5.19

1 Purchase accounting adjustments consisted primarily of severance costs ($84 million – 1781 people), facility reductions ($33 million), pension plan adjustments ($136 million) and tax restructuring costs ($50 million). At December 31, 2001, $26 million (593 people) of the severance costs had been paid. The remaining severance costs are expected to be paid before June 30, 2002.

For financial reporting purposes, Schlumberger included the results of operations of Sema in its consolidated accounts commencing April 1, 2001. If Sema had been included in the consolidated financial statements of Schlumberger from January 1, consolidated revenue for the twelve months ended December 31, 2001 would have increased by $538 million to $14.3 billion and consolidated net income would have decreased by approximately $140 million, to $382 million, related primarily to increased interest expense, amortization of intangibles and lower interest income. On a proforma basis, Schlumberger 2000 operating revenue and net income would have been $12 billion and $300 million, respectively.

Sema is an IT services company (with approximately 22,000 employees at the date of acquisition) that provides its customers with design, implementation, operations and management of information systems and IT-related consulting services. Among the industry sectors which Sema serves, Sema has increasingly focused on the telecommunications and finance sectors, and provides a range of its own software products specifically designed for these sectors in addition to its IT services. Sema's customers include a wide variety of businesses and governmental departments around the world. Sema's services and product offerings include systems integration and consulting; software products for the telecommunications, energy, transport and finance sectors; and outsourcing.

Businesses Divestitures

During 2001, Schlumberger divested the following businesses:

- In August, the Oilfield Services worldwide gas compression activity primarily consisting of the Production Operators Corp. subsidiary. The proceeds included $274 million in cash, a $150 million long-term subordinated note and newly issued Hanover Compressor Company shares with a value of $173 million. The shares have a three year marketability restriction. The after-tax gain was $52 million.

- In November, the Resource Management Services North American water metering activities. Cash proceeds were $304 million and the after-tax gain was $117 million.

- In November, the Resource Management Services non-North American electricity and water meter, and worldwide gas meter businesses. The net cash proceeds were $256 million and the after-tax loss was $300 million, of which $280 million had been recorded as an impairment charge in June (See "Charges-Continuing Operations").

- In November, the Yield Enhancement Systems division of Semiconductor Solutions. Cash proceeds were $62 million and the after-tax gain was $12 million.

Summary of Major Contractual Commitments

(Stated in millions)

		Payment Period			
Contractual Commitments	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-Term Debt	$ 6,216	$ -	$ 3,700	$ 623	$ 1,893
Operating Leases	$ 1,278	$ 173	$ 293	$ 217	$ 595

Letters of credit/guarantees outstanding aggregated $569 million at December 31, 2001. In August 2001, Schlumberger sold its worldwide gas compression business. As part of the transaction, Schlumberger agreed that the financing of a certain joint venture project would be non-recourse to the buyer and would be executed prior to December 31, 2002. Accordingly, Schlumberger is obligated with respect to the financing to guarantee 30% (approximately $80 million) until the project is completed in late 2002. If as of December 31, 2002 the refinancing has not become non-recourse to the buyer or the project has not achieved substantial completion, the buyer has an option to put its interest in such joint venture back to Schlumberger. The gain on the sale of this joint venture has been deferred. The amount of letters of credit/guarantees above include the $80 million.

In general, the remaining amount of letters of credit/guarantees relate to business performance bonds, custom/excise tax commitments, facility lease/rental obligations, etc. All such were entered into in the ordinary course of business and are customary practices in the various countries where Schlumberger operates.

At December 31, 2001, Schlumberger had outstanding $176 million in off-balance sheet indebtedness in the form of a customer receivable securitization agreement.

Common Stock, Market Prices and Dividends Declared per Share

Quarterly high and low prices for Schlumberger common stock as reported by the New York Stock Exchange (composite transactions), together with dividends declared per share in each quarter of 2001 and 2000, were:

	Price Range		Dividends
	High	Low	Declared
2001			
QUARTERS			
First	$ 82.810	$ 57.300	$ 0.1875
Second	69.250	51.150	0.1875
Third	56.900	40.840	0.1875
Fourth	56.750	42.050	0.1875
2000			
QUARTERS			
First	$ 84.375	$ 53.500	$ 0.1875
Second	84.250	66.813	0.1875
Third	88.875	68.625	0.1875
Fourth	86.375	61.125	0.1875

The number of holders of record of Schlumberger common stock at December 31, 2001, was approximately 23,000. There are no legal restrictions on the payment of dividends or ownership or voting of such shares, except as to shares held in the Schlumberger Treasury. US stockholders are not subject to any Netherlands Antilles withholding or other Netherlands Antilles taxes attributable to ownership of such shares.

Environmental Matters

The Consolidated Balance Sheet includes accruals for the estimated future costs associated with certain environmental remediation activities related to the past use or disposal of hazardous materials. Substantially all such costs relate to divested operations and to facilities or locations that are no longer in operation. Due to a number of uncertainties, including timing, scope of remediation, future technology, regulatory changes and other factors, it is possible that the ultimate remediation costs may exceed the amounts estimated. However, in the opinion of management, such additional costs are not expected to be material relative to consolidated cash flow, financial position or future results of operations. Consistent with the Schlumberger commitment to protection of the environment, safety and employee health, additional costs, including capital expenditures, are incurred related to current operations.

New Accounting Standards

In June 2001, SFAS 141 (Business Combinations) and SFAS 142 (Goodwill and Other Intangible Assets) were issued. SFAS 141 has been adopted by Schlumberger for acquisitions subsequent to June 30, 2001. SFAS 142 will be adopted by Schlumberger commencing January 1, 2002. As required by SFAS 142, Schlumberger will undertake a review for impairment in 2002. The preliminary findings of an independent valuation indicated there will be no impairment write down in 2002.

Amortization of goodwill and other intangibles included in Schlumberger's results are as follows:

(Stated in millions)

	Pretax		
	2001	2000	1999
Goodwill	**$ 270**	$ 96	$ 85
Work force	**22**	-	-
Other intangibles	**55**	5	-
	$ 347	$ 101	$ 85

With the adoption of SFAS 142, the equivalent amount of amortization for other intangibles is estimated to be $70 million in 2002. Amortization of goodwill and work force ceases.

In June 2001, SFAS 143 (Accounting for Asset Retirement Obligations) was issued. SFAS 143 will be adopted by Schlumberger commencing January 1, 2003. Schlumberger does not believe that the implementation of this standard will have any material effect on its financial position and results of operations.

In August 2001, SFAS 144 (Accounting for Impairment or Disposal of Long-Lived Assets) was issued. SFAS 144 will be adopted by Schlumberger commencing January 1, 2002. Schlumberger does not believe that the implementation of this standard will have any material effect on its financial position and results of operations.

In November 2001, the FASB EITF staff issued announcement Topic D-103, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket"". As a result, customer reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, will be required to be included as Revenues effective January 1, 2002, and an equivalent amount of reimbursable expenses will be included in expenses. The adoption of this announcement will not have an effect on net income.

Euro Disclosures

On January 1, 1999, the euro became the official single currency of the European Economic and Monetary Union. As of this date, the conversion rates of the national currencies of the member states adopting the euro were fixed irrevocably. On January 1, 2002, euro notes and coins were introduced into the twelve countries of the euro area and the national currencies of these countries will cease to become legal tender by February 28, 2002.

Market Risk

Schlumberger does not believe it has a material exposure to financial market risk. Schlumberger manages the exposure to interest rate changes by using a mix of debt maturities and variable- and fixed-rate debt together with interest rate swaps, where appropriate, to fix or lower borrowing costs. With regard to foreign currency fluctuations, Schlumberger enters into various contracts, which change in value as foreign exchange rates change, to protect the value of external and intercompany transactions in foreign currencies. Schlumberger does not enter into foreign currency or interest rate transactions for speculative purposes.

Schlumberger Oilfield Services has operations in Argentina which represented about 1.6% of the 2001 Oilfield Services operating revenue. In light of the present financial/economic crisis in Argentina, Schlumberger is reviewing its potential currency and business exposure, and taking appropriate steps to minimize the risks. While the ultimate loss is not determinable at this time, such loss will not have a significant effect on Schlumberger's consolidated financial position or liquidity.

Forward-looking Statements

Schlumberger cautions that, except for historical information, statements in this annual report, the fourth quarter 2001 earnings release and associated conference call, and elsewhere may constitute forward-looking statements. These include statements as to expectations, beliefs and future financial performance, such as statements regarding business prospects in the key industries in which Schlumberger operates and growth opportunities for Schlumberger in those industries.

These statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those in the forward-looking statements. Such factors include: continuing customer commitment to certain key long-term oilfield projects and IT services and solutions contracts; changes in E&P spending by major oil and gas companies, including renewed growth in gas drilling; economic, competitive and technological factors affecting markets, services, and prices in SchlumbergerSema businesses, including changes in IT spending, the extent and timing of a recovery in the telecommunications industry segment, utilities investment in utility management solutions, and continued demand for smart cards; Schlumberger's ability to integrate newly acquired businesses and to realize identified synergies and cost savings from those acquisitions; Schlumberger's ability to meet its identified liquidity projections including the generation of sufficient cash flow from oilfield operating results and the successful completion of certain business divestitures; general economic and business conditions in key regions of the world, including potential currency and business exposure in Argentina; and changes in business strategy.

SCHLUMBERGER LIMITED (SCHLUMBERGER N.V., INCORPORATED IN THE NETHERLANDS ANTILLES) AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF INCOME

(Stated in thousands except per share amounts)

Year Ended December 31,	2001	2000	1999
Revenue			
Operating	$ 13,745,806	$ 9,611,462	$ 8,394,947
Interest and other income	242,258	423,255	356,758
	13,988,064	10,034,717	8,751,705
Expenses			
Cost of goods sold and services	10,641,768	7,514,621	6,877,635
Research & engineering	704,336	540,698	522,240
Marketing	447,265	316,816	313,871
General	683,613	425,820	363,695
Interest	384,896	276,081	192,954
	12,861,878	9,074,036	8,270,395
Income from continuing operations before taxes and minority interest	1,126,186	960,681	481,310
Taxes on income	575,424	228,248	140,772
Income from continuing operations before minority interest	550,762	732,433	340,538
Minority interest	(28,545)	2,163	(11,204)
Income from continuing operations	522,217	734,596	329,334
Discontinued operations, net of tax	-	-	37,360
Net Income	$ 522,217	$ 734,596	$ 366,694
Basic earnings per share:			
Continuing operations	$ 0.91	$ 1.29	$ 0.60
Discontinued operations	-	-	0.07
	$ 0.91	$ 1.29	$ 0.67
Diluted earnings per share:			
Continuing operations	$ 0.91	$ 1.27	$ 0.58
Discontinued operations	-	-	0.07
	$ 0.91	$ 1.27	$ 0.65
Average shares outstanding	574,328	570,028	548,680
Average shares outstanding assuming dilution	580,214	580,076	563,789

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED (SCHLUMBERGER N.V., INCORPORATED IN THE NETHERLANDS ANTILLES) AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEET

December 31,	2001	2000
		(Stated in thousands)
ASSETS		
Current Assets		
Cash	$ 177,704	$ 160,718
Short-term investments	1,439,997	2,879,432
Receivables less allowance for doubtful accounts (2001 - $145,268; 2000 - $106,503)	4,028,450	2,768,848
Inventories	1,204,263	1,111,585
Deferred taxes	321,767	259,184
Other current assets	532,709	313,444
	7,704,890	7,493,211
Fixed Income Investments, held to maturity	576,000	1,547,132
Investments in Affiliated Companies	820,806	654,516
Fixed Assets less accumulated depreciation	4,827,879	4,394,514
Multiclient Seismic Data	1,028,954	975,775
Goodwill	6,260,969	1,575,710
Intangible Assets	811,349	140,717
Deferred Taxes	126,057	271,059
Other Assets	169,463	120,097
	$ 22,326,367	$ 17,172,731
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 4,506,634	$ 2,910,725
Estimated liability for taxes on income	587,328	379,916
Dividend payable	108,642	108,043
Long-term debt - current portion	31,990	36,201
Bank & short-term loans	983,191	556,020
	6,217,785	3,990,905
Long-term Debt	6,215,709	3,573,047
Postretirement Benefits	504,797	476,380
Other Liabilities	372,696	231,870
	13,310,987	8,272,202
Minority Interest	636,899	605,313
Stockholders' Equity		
Common Stock	2,045,437	1,963,905
Income retained for use in the business	8,314,766	8,223,476
Treasury stock at cost	(1,694,884)	(1,752,961)
Accumulated other comprehensive income	(286,838)	(139,204)
	8,378,481	8,295,216
	$ 22,326,367	$ 17,172,731

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED (SCHLUMBERGER N.V., INCORPORATED IN THE NETHERLANDS ANTILLES) AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Stated in thousands)

Year Ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income	**$ 522,217**	$ 734,596	$ 366,694
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization [1]	**1,896,119**	1,270,754	1,150,344
Charges and gains on sale of businesses	**271,174**	2,706	128,508
Derivatives marked to market	**(49,569)**	-	-
Earnings of companies carried at equity, less dividends received (2001 - $ -; 2000 - $ -; 1999 - $3,401)	**(61,715)**	(39,805)	(13,904)
Deferred Taxes	**14,216**	7,686	(18,519)
Discontinued operations	**-**	-	213,676
Provision for losses on accounts receivable	**56,619**	32,301	37,943
Change in operating assets and liabilities:			
(Increase) decrease in receivables	**(907,535)**	(364,130)	265,588
(Increase) decrease in inventories	**(259,290)**	(194,640)	53,790
(Increase) decrease in other current assets	**(8,048)**	(38,656)	5,022
Increase (decrease) in accounts payable and accrued liabilities	**204,751**	493,104	(181,731)
Increase (decrease) in estimated liability for taxes on income	**12,626**	(12,069)	(69,338)
Decrease (increase) in other assets	**17,739**	(63,793)	(43,166)
Other - net	**(141,132)**	(182,729)	(190,601)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**1,568,172**	1,645,325	1,704,306
Cash flows from investing activities:			
Purchases of fixed assets	**(2,052,635)**	(1,323,015)	(792,001)
Multiclient seismic data capitalized	**(416,188)**	(222,934)	(226,907)
Sales/retirements of fixed assets & other	**30,824**	149,494	68,005
Acquisition of Sema plc	**(4,778,498)**	-	-
Other businesses acquired	**(452,951)**	(1,075,446)	(135,338)
Sales of businesses	**902,953**	154,843	-
Decrease (increase) in investments	**2,430,911**	551,619	(295,075)
Sale of financial instruments	**-**	-	203,572
Drilling fluids joint venture	**-**	-	(325,000)
Discontinued operations	**-**	-	(291,953)
NET CASH USED IN INVESTING ACTIVITIES	**(4,335,584)**	(1,765,439)	(1,794,697)
Cash flows from financing activities:			
Dividends paid	**(430,328)**	(426,465)	(410,494)
Proceeds from employee stock purchase plan	**78,965**	69,089	70,765
Proceeds from exercise of stock options	**42,795**	160,281	103,084
Proceeds from exercise of stock warrants	**-**	-	449,625
Proceeds from issuance of long-term debt	**4,815,028**	956,641	1,062,935
Payment of principal on long-term debt	**(2,092,670)**	(724,911)	(916,242)
Net increase (decrease) in short-term debt	**370,608**	113,608	(242,014)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**2,784,398**	148,243	117,659
Net increase in cash	**16,986**	28,129	27,268
Cash, beginning of year	**160,718**	132,589	105,321
CASH, END OF YEAR	**$ 177,704**	$ 160,718	$ 132,589

[1] Includes multiclient seismic data costs.

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED (SCHLUMBERGER N.V., INCORPORATED IN THE NETHERLANDS ANTILLES) AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Dollar amounts stated in thousands)

	Common Stock					Accumulated Other Comprehensive Income		
	Issued		In Treasury		Retained	Marked to	Translation	Comprehensive
	Shares	Amount	Shares	Amount	Income	Market	Adjustment	Income
Balance, January 1, 1999	665,701,858	$ 1,539,408	(119,567,982)	$ (2,221,308)	$ 8,882,455	$ -	$ (81,480)	$ 996,051
Translation adjustment							(55,678)	(55,678)
Sales to optionees less								
shares exchanged	28,100	41,931	3,291,288	61,153				
Employee stock purchase plan	1,324,848	70,765						
Net income					366,694			366,694
Dividends declared ($0.75 per share)					(414,210)			
Sedco Forex spin-off					(918,327)			
Exercise of stock warrants		168,082	15,153,018	281,543				
Balance, December 31, 1999	667,054,806	1,820,186	(101,123,676)	(1,878,612)	7,916,612	-	(137,158)	$ 311,016
Translation adjustment							(28,487)	(28,487)
Sales of businesses							26,441	26,441
Sales to optionees less								
shares exchanged	30,987	61,224	5,331,268	99,057				
Employee stock purchase plan		42,495	1,431,309	26,594				
Net income					734,596			734,596
Dividends declared ($0.75 per share)					(427,732)			
Tax benefit on stock options		40,000						
Balance, December 31, 2000	667,085,793	1,963,905	(94,361,099)	(1,752,961)	8,223,476	-	(139,204)	$ 732,550
Translation adjustment							(171,930)	(171,930)
RMS disposition							73,865	73,865
Derivatives marked to market						(49,569)		(49,569)
Sales to optionees less								
shares exchanged	8,385	17,130	1,399,686	25,420				
Shares granted to Directors		156	4,800	89				
Employee stock purchase plan		46,397	1,752,833	32,568				
Net income					522,217			522,217
Dividends declared ($0.75 per share)					(430,927)			
Tax benefit on stock options		17,849						
Balance, December 31, 2001	667,094,178	$ 2,045,437	(91,203,780)	$ (1,694,884)	$ 8,314,766	$ (49,569)	$ (237,269)	$ 374,583

See the *Notes to Consolidated Financial Statements*

Notes To Consolidated Financial Statements

Summary of Accounting Policies

The Consolidated Financial Statements of Schlumberger Limited and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America. Refer to page 54 for a description of Schlumberger's businesses.

DISCONTINUED OPERATIONS

On December 31, 1999, Schlumberger completed the spin-off of its offshore contract drilling business, Sedco Forex, to its stockholders and the subsequent merger of Sedco Forex and Transocean Offshore Inc., which changed its name to Transocean Sedco Forex Inc. following the merger. The results for the Sedco Forex operations spun off by Schlumberger are reported as *Discontinued Operations* in the Consolidated Statement of Income.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of majority-owned subsidiaries. Significant 20% - 50% owned companies are carried on the equity method and classified in *Investments in Affiliated Companies*. The pro rata share of Schlumberger after-tax earnings is included in *Interest and Other Income*. All inter-company accounts and transactions have been eliminated.

RECLASSIFICATIONS

Certain items from prior years have been reclassified to conform to the current year presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include estimates of total cost under percentage of completion contracts, useful life of identifiable intangibles, inventory reserves, pension and postretirement actual assumptions and allowances for bad debt. While actual results could differ from these estimates, management believes that the estimates are reasonable.

REVENUE RECOGNITION

Product and Services Revenue

Schlumberger's products and services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post delivery obligations. Revenue is recognized for products upon delivery, customer acceptance and when title passes. Revenue is recognized when services are rendered and collectibility is reasonably assured.

Certain revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as services are provided. Revenue from time and material service contracts is recognized as the services are provided. Revenue from fixed price contracts is recognized over the contract term based on the percentage of the cost of services provided during the period compared to the total estimated cost of services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimated.

Software Revenue

Revenue derived from the sale of licenses for its software, maintenance and related services may include installation, consulting and training services.

If services are not essential to the functionality of the software, the revenue for each element of the contract is recognized separately based on its respective vendor specific objective evidence of fair value when all of the following conditions are met: a signed contract is obtained, delivery has occurred, fee is fixed and determinable and collectibility is probable.

If an ongoing vendor obligation exists under the license arrangement, or if any uncertainties with regard to customer acceptance are significant, revenue for the related element is deferred based on its vendor specific objective evidence of fair value. Vendor specific objective evidence of fair value is determined as being the price for the element when sold separately. If vendor specific objective evidence of fair value does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements have been delivered.

TRANSLATION OF NON-US CURRENCIES

Oilfield Services' functional currency is primarily the US dollar. SchlumbergerSema functional currencies are primarily local currencies. All assets and liabilities recorded in functional currencies other than US dollars are translated at current exchange rates. The resulting adjustments are charged or credited directly to the *Stockholders' Equity* section of the Consolidated Balance Sheet. Revenue and expenses are translated at the weighted-average exchange rates for the period. All realized and unrealized transaction gains and losses are included in income in the period in which they occur. Schlumberger policy is to hedge against unrealized gains and losses on a monthly basis. Included in the 2001 results were transaction losses of $7 million, compared with losses of $4 million and $12 million in 2000 and 1999, respectively.

Currency exchange contracts are entered into as a hedge against the effect of future settlement of assets and liabilities denominated in other than the functional currency of the individual businesses. Gains or losses on the contracts are recognized when the currency exchange rates fluctuate, and the resulting charge or credit partially offsets the unrealized currency gains or losses on those assets and liabilities. On December 31, 2001, contracts were outstanding for the US dollar equivalent of $851 million in various foreign currencies. These contracts mature on various dates in 2002.

INVESTMENTS

Both short-term investments and fixed income investments, held to maturity comprise primarily eurodollar time deposits, certificates of deposit and commercial paper, euronotes and eurobonds, substantially all denominated in US dollars. They are stated at cost plus accrued interest, which approximates market. Substantially all the investments designated as held to maturity that were purchased and matured during the year had original maturities of less than three months. Short-term investments that are designated as trading are stated at market. The unrealized gains/losses on such securities on December 31, 2001 were not significant.

For purposes of the Consolidated Statement of Cash Flows, Schlumberger does not consider short-term investments to be cash equivalents as they generally have original maturities in excess of three months.

INVENTORIES

Inventories are stated at average cost or at market, whichever is lower. Inventory consists of materials, supplies and finished goods.

GOODWILL AND INTANGIBLE ASSETS

Goodwill is amortized on a straight-line basis over 5 to 40 years. Accumulated goodwill amortization was $645 million and $563 million on December 31, 2001 and 2000, respectively. Intangible assets consist primarily of assembled workforce, technology, software and patents. Intangible assets are amortized over periods ranging from 3 to 10 years. Accumulated intangible assets amortization at December 31, 2001 and 2000 was $123 million and $35 million, respectively.

FIXED ASSETS AND DEPRECIATION

Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Fixed assets include the manufacturing cost (average cost) of oilfield technical equipment manufactured or assembled by subsidiaries of Schlumberger. Expenditures for renewals, replacements and improvements are capitalized. Maintenance and repairs are charged to operating expenses as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

MULTICLIENT SEISMIC DATA

Schlumberger capitalizes the cost of obtaining multiclient surveys. Such costs are charged to *Cost of goods sold and services* based on a percentage of estimated total revenue that Schlumberger expects to receive from the sales of such data. The carrying value of individual surveys is periodically reviewed and adjustments to the value are made based upon the revised estimated revenues for the surveys.

CAPITALIZED INTEREST

Schlumberger capitalizes interest expense during the new construction or upgrade of qualifying assets. No interest expense was capitalized in 2001 and 2000. Interest expense capitalized in 1999 was $5 million.

IMPAIRMENT OF LONG-LIVED ASSETS

Schlumberger reviews the carrying value of its long-lived assets, including goodwill and intangible assets, whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. Schlumberger assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

TAXES ON INCOME

Schlumberger and its subsidiaries compute taxes on income in accordance with the tax rules and regulations of the many taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities vary substantially. Taxable income may differ from pretax income for financial accounting purposes. To the extent that differences are due to revenue or expense items reported in one period for tax purposes and in another period for financial accounting purposes, an appropriate provision for deferred income taxes is made.

Approximately $4 billion of consolidated income retained for use in the business on December 31, 2001 represented undistributed earnings of consolidated subsidiaries and the pro rata Schlumberger share of 20%-50% owned companies. No provision is made for deferred income taxes on those earnings considered to be indefinitely reinvested or earnings that would not be taxed when remitted.

EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income by the average number of common shares outstanding assuming dilution, the calculation of which assumes that all stock options and warrants which are in the money are exercised at the beginning of the period and the proceeds used, by Schlumberger, to purchase shares at the average market price for the period. The following is a reconciliation from basic earnings per share to diluted earnings per share from continuing operations for each of the last three years:

(Stated in thousands except per share amounts)

	Income from Continuing Operations	Average Shares Outstanding	Earnings Per Share
2001			
Basic	$ 522,217	574,328	$ 0.91
Effects of dilution:			
Options		5,886	
Diluted	$ 522,217	580,214	$ 0.91
2000			
Basic	$ 734,596	570,028	$ 1.29
Effects of dilution:			
Options		10,048	
Diluted	$ 734,596	580,076	$ 1.27
1999			
Basic	$ 329,334	548,680	$ 0.60
Effects of dilution:			
Options		7,916	
Warrants		7,193	
Diluted	$ 329,334	563,789	$ 0.58

RESEARCH & ENGINEERING

All research and engineering expenditures are expensed as incurred, including costs relating to patents or rights that may result from such expenditures. Included in 2001 expenditures was a charge of $25 million for in-process R&D related to the Bull CP8 acquisition.

NEW ACCOUNTING STANDARDS

In June 2001, SFAS 141 (Business Combinations) and SFAS 142 (Goodwill and Other Intangible Assets) were issued. SFAS 141 has been adopted by Schlumberger for acquisitions subsequent to June 30, 2001. SFAS 142 will be adopted by Schlumberger commencing January 1, 2002. As required by SFAS 142, Schlumberger will undertake a review for impairment in 2002. The preliminary findings of an independent valuation indicated there will be no impairment write down in 2002.

Amortization of goodwill and other intangibles included in Schlumberger's results are as follows:

(Stated in millions)

	Pretax		
	2001	2000	1999
Goodwill	**$ 270**	$ 96	$ 85
Work force	**22**	-	-
Other intangibles	**55**	5	-
	$ 347	$ 101	$ 85

With the adoption of SFAS 142, the equivalent amount of amortization for other intangibles is estimated to be $70 million in 2002. Amortization of goodwill and work force ceases.

In June 2001, SFAS 143 (Accounting for Asset Retirement Obligations) was issued. SFAS 143 will be adopted by Schlumberger commencing January 1, 2003. Schlumberger does not believe that the implementation of this standard will have any material effect on its financial position and results of operations.

In August 2001, SFAS 144 (Accounting for Impairment or Disposal of Long-Lived Assets) was issued. SFAS 144 will be adopted by Schlumberger commencing January 1, 2002. Schlumberger does not believe that the implementation of this standard will have any material effect on its financial position and results of operations.

In November, the FASB EITF staff issued announcement Topic D-103, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket"". As a result, customer reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, will be required to be included as Revenues effective January 1, 2002, and an equivalent amount of reimbursable expenses will be included in expenses. The adoption of this announcement will not have an effect on net income.

Charges – continuing operations

Schlumberger recorded the following charges/credits in continuing operations:

In March 2001, a charge of $25 million for in-process R&D related to the Bull CP8 acquisition.

In June 2001, a charge of $280 million ($0.48 per share – diluted) for the estimated impairment charge from the disposition of certain Resource Management Services businesses.

In September 2001, a pretax credit of $42 million (after tax $3 million) representing the gain on the sale of the worldwide gas compression business, partially offset by an impairment charge relating to the expected disposition of certain activities. The proceeds from the sale of the worldwide gas compression business included $274 million in cash, a $150 million long-term subordinated note and newly issued Hanover Compressor Company shares with a value of $173 million. The shares have a three year marketability restriction. As part of the transaction, Schlumberger agreed that the financing of a certain joint venture project would be non-recourse to the buyer and would be executed prior to December 31, 2002. Accordingly, Schlumberger is obligated with respect to the financing to guarantee 30% (approximately $80 million) until the project is completed in late 2002. If as of December 31, 2002 refinancing has not become non-recourse to the buyer or the project has not achieved substantial completion, the buyer has an option to put its interest in such joint venture back to Schlumberger. The gain on the sale of this joint venture has been deferred.

In December 2001, a pretax credit of $119 million (net - $5 million after tax and minority interest, $0.01 per share – diluted), consisting primarily of the following:

- A credit of $223 million ($117 million after tax) from the sale of the former Resource Management Services North American Water division.

- A pretax charge of $43 million ($37 million after tax) for employee termination costs, principally in Europe and the US, related to Oilfield Services and SchlumbergerSema in response to current business conditions.

- A tax charge for reorganization costs of $29 million.

- A further pretax charge of $28 million ($20 million after tax) related to the second quarter estimated loss on the divestiture of certain Resource Management Services businesses following the actual closing in the fourth quarter.

- A $33 million pretax asset writedown ($23 million after tax and minority interest) following a recent determination of technological impairment related to certain Land seismic assets in the newly formed joint venture.

The above 2001 pretax amounts are recorded: an aggregated $119 million charge in *Cost of goods sold and services*, a $25 million charge in *Research & engineering* and a $10 million credit in *Minority interest.*

In December 2000, a pretax charge of $84 million offset by a pretax gain of $82 million (net - $3 million after tax and minority interest, $0.00 per share – diluted), consisting of the following:

- A charge of $29 million ($25 million after tax) related primarily to the write down of certain inventory and severance costs in the Semiconductor Solutions business due to weak market conditions.

- A charge of $55 million ($39 million after tax and minority interest) related to the creation of the WesternGeco seismic joint venture, including asset impairments and severance costs for Schlumberger's existing Geco-Prakla business.

- A credit of $82 million ($61 million after tax) resulting from the gain on the sale of two Gas Services businesses in Europe. Revenue and operating net results for these divested activities were $110 million and a $740,000 loss, respectively, in 2000 (10 months) and $163 million and $2.7 million profit, respectively in 1999.

The pretax gain on the sale of the Gas Services businesses is included in *Interest & other income*. The pretax Semiconductor Solutions and WesternGeco charges are included in *Cost of goods sold and services*. A $9 million credit is included in *Minority interest* relating to the WesternGeco charges.

In March 1999, a pretax charge of $147 million partially offset by a pretax gain of $103 million (net - $58 million after tax, $0.10 per share - diluted), consisting of the following:

- A charge of $118 million ($118 million after tax) related to the downsizing of its global Oilfield Services activities, including $108 million of severance costs and $10 million for asset impairments.

- A charge of $29 million ($20 million after tax) related to Resource Management Services and Test & Transactions, consisting principally of $16 million of severance costs at several Resource Management Services facilities resulting from a downturn in business and $5 million of asset write downs.

- A credit of $103 million ($80 million after tax) from the gain on the sale of financial instruments received in connection with the 1998 sale of the Retail Petroleum Systems business.

The pretax gain on the sale of financial instruments is included in *Interest & other income.* The pretax charge of $147 million is classified in *Cost of goods sold and services.*

In December 1999, a pretax charge of $77 million ($71 million after tax), classified in *Cost of goods sold and services*, consisting primarily of the following:

- A charge of $31 million ($26 million after tax) including $23 million of asset impairments and $8 million of severance costs related to reductions in the marine seismic fleet due to depressed market conditions.

- A charge of $38 million ($37 million after tax) including $33 million of asset impairments and $5 million of severance costs related to the restructuring of its land drilling activity following the spin-off of its offshore drilling business to stockholders.

The December 2001 charge included severance costs of $41 million (775 people) of which $9 million (318 people) had been paid at December 31, 2001. The remaining severance costs are expected to be paid before June 30, 2002. The December 2000 charges included severance costs of $9 million (380 people) which have been paid.

Discontinued Operations

On December 31, 1999, Schlumberger completed the spin-off of its offshore contract drilling business, Sedco Forex, to its stockholders and the subsequent merger of Sedco Forex and Transocean Offshore Inc., which changed its name to Transocean Sedco Forex Inc. following the merger. The spin-off was approved by stockholders on December 10, 1999.

Upon completion of the merger, Schlumberger stockholders held approximately 52% of the ordinary shares of Transocean Sedco Forex Inc., and Transocean Offshore Inc. shareholders held the remaining 48%. Schlumberger retained no ownership in the combined company.

In the spin-off, Schlumberger stockholders received one share of Sedco Forex for each share of Schlumberger owned on the record date of December 20, 1999. In the merger, each Sedco Forex share was exchanged for 0.1936 ordinary share of Transocean Sedco Forex Inc. Stockholders received cash in lieu of fractional shares.

Results for the Sedco Forex operations spun off by Schlumberger for this transaction are reported as discontinued operations in the Consolidated Statement of Income.

Discontinued Operations on the Consolidated Statement of Income includes the operating results of the spun-off Sedco Forex business and the following charges:

- In December 1999, an after-tax charge of $50 million ($0.09 per share – diluted) for costs directly associated with the spin-off.

- In March 1999, an after-tax charge of $33 million ($0.06 per share – diluted) for severance costs ($13 million) and legal claims.

As a result of the spin-off, Schlumberger *Income Retained for Use in the Business* was reduced by $918 million representing the spun-off net assets of Sedco Forex ($1.23 billion) less payments received in settlement of intercompany balances between Schlumberger and Sedco Forex ($313 million). The net assets spun off included $1.3 billion of fixed assets.

Pursuant to Accounting Principles Board Opinion (APB) No. 30, *Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, the revenue and expenses of Sedco Forex have been excluded from the respective captions in the Consolidated Statement of Income. The net operating results of Sedco Forex have been reported, net of applicable income taxes, as *Discontinued Operations*.

Summarized 1999 financial information for the discontinued operations, is as follows:

	(Stated in millions) 1999
Operating Revenue	$ 648
Income before taxes	$ 29
Income after taxes	$ 37

Acquisition of Sema plc

On February 12, 2001, Schlumberger announced that it had reached an agreement with the board of directors of Sema plc on the terms of a recommended offer for the entire issued and to be issued share capital of Sema plc.

On March 8, 2001, a wholly owned subsidiary of Schlumberger acquired, through market purchases, approximately 20% of the issued share capital of Sema at a cost of $1 billion.

On April 6, 2001, the offer for the shares of Sema plc was declared unconditional in all respects. The aggregate consideration for the acquisition of 100% of the issued Sema shares was $5.15 billion (including expenses of the transaction) which was financed from existing cash resources and borrowings under a $3 billion credit facility.

On October 3, 2001, wholly owned subsidiaries of Schlumberger issued $1.9 billion European bonds (Euro 1.4 billion and £425 million). The average rate of these bonds is 5.9% with maturity from 2008 through 2032. The proceeds from the issues were used to repay short-term bank loans originally taken out by those subsidiaries to finance the acquisition of Sema plc.

The acquisition was accounted for using the purchase method of accounting and the goodwill and identifiable intangibles aggregated $5.19 billion which are being amortized on a straight-line basis. Goodwill and identifiable intangibles are currently amortized on a straight-line basis over a composite life of 18 years.

The aggregate value of goodwill and identifiable intangibles comprised the following:

	(Dollars in billions)
Cost (including expenses)	$ 5.15
Purchase accounting adjustments [1]	0.34
Net tangible assets acquired	(0.30)
	$ 5.19

1 Purchase accounting adjustments consisted primarily of severance costs ($84 million – 1781 people), facility reductions ($33 million), pension plan adjustments ($136 million) and tax restructuring costs ($50 million). At December 31, 2001, $26 million (593 people) of the severance costs had been paid. The remaining severance costs are expected to be paid before June 30, 2002.

For financial reporting purposes, Schlumberger included the results of operations of Sema in its consolidated accounts commencing April 1, 2001. If Sema had been included in the consolidated financial statements of Schlumberger from January 1, consolidated revenue for the twelve months ended December 31, 2001 would have increased by $538 million (unaudited) to $14.3 billion (unaudited) and consolidated net income would have decreased by approximately $140 million (unaudited), to $382 million (unaudited), related primarily to increased interest expense and amortization of intangibles, and lower interest income. On a proforma basis, Schlumberger 2000 operating revenue and net income would have been $12 billion (unaudited) and $300 million (unaudited), respectively.

Sema is an IT services company (with approximately 22,000 employees at the date of acquisition) that provides its customers with design, implementation, operations and management of information systems and IT-related consulting services. Among the industry sectors which Sema serves, Sema has increasingly focused on the telecommunications and finance sectors, and provides a range of its own software products specifically designed for these sectors in addition to its IT services. Sema's customers include a wide variety of businesses and governmental departments around the world. Sema's services and product offerings include systems integration and consulting; software products for the telecommunications, energy, transport and finance sectors; and outsourcing.

Other Acquisitions

During 2001, subsidiaries of Schlumberger acquired the following:

- In March, Bull CP8, a market leader in microprocessor-based smart cards and associated systems applications for the banking, mobile communications and network security industries. The acquisition price was $313 million in cash. Assets acquired included identifiable intangibles (primarily patents) of $136 million and goodwill of $140 million. In-process R&D, which aggregated $25 million, was charged to expense in the first quarter.

- In June, Infosynergi ASA, a Norwegian based company specializing in customer information and billing systems integration. The acquisition price was $29 million in cash. Assets acquired included goodwill of $29 million.

- In September, Sensor Highways Limited, a UK based market leader in the design, manufacture and deployment of a new generation of fiber optic sensors specializing in real-time data solutions to the oil and gas, process and power distribution industries. The acquisition price was $100 million, consisting of $70 million in cash and $30 million in notes. Assets acquired included identifiable intangibles of $48 million and goodwill of $50 million.

- In September, Phoenix Petroleum Services, a UK based leader in providing tools, technologies and techniques for optimizing production in artificially lifted wells, particularly those using submersible pumps. The acquisition price was $33 million in cash. Assets acquired included goodwill of $26 million.

These acquisitions were accounted for using the purchase method of accounting.

During 2000, subsidiaries of Schlumberger acquired the following:

- In January, Telweb Inc., an Internet access company based in Quebec, Canada. The purchase price was $28 million and the assets acquired included goodwill of $28 million.

- In April, Operational Services, Inc., which provides a systematic approach to production management through efficient systems and processes. The purchase price was $13 million and the assets acquired included goodwill of $13 million.

- In May, substantially all of the assets of CellNet Data Systems, Inc., a provider of telemetry services for the development and deployment of large-scale automatic metering reading systems. The acquisition was handled through Chapter 11 procedure and was approved by the bankruptcy court. The purchase price was $209 million and there was no goodwill arising on the acquisition.

- In October, Data Marine Systems Limited, a global provider of telecommunications services for transmitting data from remote locations. The purchase price was $83 million and the assets acquired included goodwill of $75 million.

- In November, a 70% interest in the Convergent Group, a provider of business consulting, software engineering, system integration and project management services. The purchase price was $263 million and the assets acquired included goodwill of $214 million.

- In November, a 70% interest in WesternGeco, a new venture which combined the Schlumberger surface seismic business, Geco-Prakla, and the Western Geophysical seismic unit of Baker Hughes Incorporated. The purchase price was $720 million which comprised $500 million in cash and a 30% interest, valued at $220 million, in Geco-Prakla. There was no goodwill arising on the acquisition.

These acquisitions were accounted for using the purchase method of accounting.

Unaudited APB 16 proforma results pertaining to the above acquisitions are not presented as the impact was not significant.

During 1999, subsidiaries of Schlumberger acquired Merak, a market leader in petroleum software solutions; Secure Oil Tools, a leader in multilateral completions; and substantially all of the assets of Panther Software Corporation, a provider of hardware and software products and services for managing large volumes of seismic data. These acquisitions were accounted for using the purchase method of accounting and the total goodwill arising on the acquisitions was $106 million.

In the third quarter of 1999, the Omnes joint venture, created in 1995 between Schlumberger and Cable & Wireless, was restructured into two separate business units. Under the agreement, equal ownership and access to products, technology and intellectual property was given to both parent companies. Schlumberger retained ownership of the Omnes name. Omnes is now a fully operational company within Oilfield Services.

Investments in Affiliated Companies

In the third quarter of 1999, Schlumberger and Smith International Inc. entered into an agreement whereby their drilling fluids operations were combined to form a joint venture. Under the terms of the agreement, Schlumberger contributed its non-US drilling fluids business and a total of $325 million to the joint venture. Schlumberger owns a 40% interest in the joint venture and records income using the equity method of accounting. Schlumberger's investment on December 31, 2001 and 2000 was $573 million and $461 million, respectively. Schlumberger's equity income from this joint venture in 2001 was $51 million and $33 million in 2000.

Investments

The Consolidated Balance Sheet reflects the Schlumberger investment portfolio separated between current and long term, based on maturity. Except for $146 million of investments which are considered trading on December 31, 2001 ($139 million in 2000), under normal circumstances it is the intent of Schlumberger to hold the investments until maturity.

Fixed income investments mature as follows: $123 million in 2003, $173 million in 2004 and $280 million in 2005.

On December 31, 2001, there were no interest rate swap arrangements outstanding related to investments. Interest rate swap arrangements had no material effect on consolidated interest income.

Securitization

In September 2000, a wholly owned subsidiary of Schlumberger entered into an agreement to sell, on an ongoing basis, up to $220 million of an undivided interest in its accounts receivable and subsequently amended up to $350 million. The amount of receivables sold under this agreement totaled $176 million at December 31, 2001. Costs of the program, which primarily consist of the purchasers' financing and administrative costs, were not significant.

Schlumberger continues to service the receivables and maintains an allowance for doubtful accounts based upon the expected collectibility of all Schlumberger accounts receivable, including the portion of receivables sold. Unless extended by amendment, the agreement expires in September 2002.

Fixed Assets

A summary of fixed assets follows:

		(Stated in millions)
December 31,	**2001**	2000
Land	**$ 82**	$ 80
Building & Improvements	**1,050**	1,081
Machinery & Equipment	**10,047**	9,661
Total cost	**11,179**	10,822
Less accumulated depreciation	**6,351**	6,427
	$ 4,828	$ 4,395

The estimated useful lives of Buildings & Improvements are primarily 30 to 40 years. For Machinery & Equipment, 13% is being depreciated over 16 to 25 years, 14% over 10 to 15 years and 73% over 2 to 9 years.

Long-term Debt

A summary of long-term debt by currency follows:

		(Stated in millions)
December 31,	**2001**	2000
US dollar	**$ 3,194**	$ 2,969
Euro	**1,565**	214
UK pound	**1,201**	170
Canadian dollar	**129**	73
Japanese yen	**107**	132
Other	**20**	15
	$ 6,216	$ 3,573

During December 2001, the principal US subsidiary of Schlumberger initiated a US commercial paper program. At December 31, 2001, commercial paper borrowings totaled $335 million with a weighted average interest rate of 2.04%. Commercial paper borrowings are supported by a revolving credit agreement with the principal US subsidiary.

At December 31, 2001, the Euro borrowings included $747 million of 7 year bonds at 5.25% and $441 million of 10 year bonds at 5.875% issued by a principal subsidiary in France. The aggregate fair market value at December 31, 2001 approximated the stated value.

At December 31, 2001, the UK pound borrowings included $362 million of 7 year bonds at 6.25% and $253 million of 31 year bonds at 6.50% issued by a principal subsidiary in the UK. The aggregate fair market value at December 31, 2001 was $642 million.

The remainder of the long-term debt is at variable interest rates; the weighted-average interest rate of the debt outstanding on December 31, 2001 was 3.19%. Such rates are reset every six months or sooner. The carrying value of long-term debt on December 31, 2001 approximates the aggregate fair market value.

Long-term debt on December 31, 2001, is due as follows: $3,129 million in 2003, $571 million in 2004, $485 million in 2005, $138 million in 2006 and $1,893 million thereafter.

On December 31, 2001, interest rate swap arrangements outstanding were: pay fixed/receive floating on US dollar debt of $800 million; pay fixed/receive floating on Japanese yen debt of $84 million. These arrangements mature at various dates to December 2009. Interest rate swap arrangements increased consolidated interest expense in 2001 by $16 million.

Lines of Credit

On December 31, 2001, wholly owned subsidiaries of Schlumberger had separate lines of credit agreements aggregating $7.7 billion with commercial banks, of which $7.1 billion was committed and $2.5 billion was available and unused. Interest rates and other terms of borrowing under these lines of credit vary from country to country. Commercial paper borrowings are classified as long-term debt to the extent of the available and unused committed facilities maturing in more than one year because of the ability under these credit agreements and the intent to maintain these obligations for longer than one year. In January 2002, Schlumberger and its subsidiaries replaced $2.5 billion of revolving credit agreements and $1.8 billion of term loans with three new revolving credit agreements totaling $4.6 billion, of which $3.6 billion matures in January 2007 and $1 billion matures in January 2003. Schlumberger plans to use these new revolving credit facilities to backup borrowings under its commercial paper programs in the United States and Europe and therefore expects these facilities to remain largely undrawn. At January 31, 2002, $3.7 billion of these new facilities was available unused.

Derivative Instruments and Hedging Activities

Commencing January 1, 2001, Schlumberger adopted SFAS 133 (Accounting for Derivative Instruments and Hedging Activities). Schlumberger uses derivative instruments such as interest rate swaps, currency swaps, forward currency contracts and foreign currency options. Forward currency contracts provide a hedge against currency fluctuations on assets/liabilities denominated in other than a functional currency. Options are usually entered into as a hedge against currency variations on firm commitments generally involving the construction of long-lived assets.

Schlumberger maintains a foreign-currency risk management strategy that uses derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. Movements in foreign currency exchange rates pose a risk to Schlumberger's operations as exchange rate changes may affect profitability and cash flow. Schlumberger uses foreign currency forward exchange contracts, swaps and options. Schlumberger also maintains an interest rate risk management strategy that uses fixed rate debt and derivatives to minimize significant, unanticipated earnings fluctuations caused by interest rate volatility.

Schlumberger's specific goals are (1) to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain of its debt and (2) to lower (where possible) the cost of borrowed funds.

By using derivative financial instruments to hedge exposure to changes in exchange rates and interest rates, Schlumberger exposes itself to credit risk and market risk. Schlumberger minimizes the credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty and monitoring the financial condition of its counterparties. Market risk is managed through the setting and monitoring of parameters that limit the types and degree of market risk which are acceptable.

At December 31, 2001, Schlumberger recognized a net $49.5 million charge in Stockholders' Equity relating to derivative instruments and hedging activities. This charge was primarily due to the change in the fair market value of Schlumberger's US interest rate swaps as a result of declining interest rates. The effect on Stockholders' Equity as of the date of adoption, January 1, 2001, was not significant.

Capital Stock

Schlumberger is authorized to issue 1,500,000,000 shares of common stock, par value $0.01 per share, of which 575,890,398 and 572,724,694 shares were outstanding on December 31, 2001 and 2000, respectively. Schlumberger is also authorized to issue 200,000,000 shares of cumulative preferred stock, par value $0.01 per share, which may be issued in series with terms and conditions determined by the Board of Directors. No shares of preferred stock have been issued. Holders of common stock and preferred stock are entitled to one vote for each share of stock held.

In January 1993, Schlumberger acquired the remaining 50% interest in the Dowell Schlumberger group of companies. The purchase price included a warrant, expiring in 7.5 years and valued at $100 million, to purchase 15,153,018 shares of Schlumberger common stock at an exercise price of $29.672 per share. The warrant was exercised by Dow Chemical on December 16, 1999.

Stock Compensation Plans

As of December 31, 2001, Schlumberger had two types of stock-based compensation plans, which are described below. Schlumberger applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan. Had compensation cost for the stock-based Schlumberger plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method of SFAS 123, Schlumberger net income and earnings per share would have been the pro forma amounts indicated below:

(Stated in millions except per share amounts)

	2001	2000	1999
Net income			
As reported	**$ 522**	$ 735	$ 367
Pro forma	**$ 386**	$ 633	$ 268
Basic earnings per share			
As reported	**$ 0.91**	$ 1.29	$ 0.67
Pro forma	**$ 0.67**	$ 1.11	$ 0.49
Diluted earnings per share			
As reported	**$ 0.91**	$ 1.27	$ 0.65
Pro forma	**$ 0.67**	$ 1.09	$ 0.48

STOCK OPTION PLANS

During 2001, 2000, 1999 and in prior years, officers and key employees were granted stock options under Schlumberger stock option plans. For all of the stock options granted, the exercise price of each option equals the market price of Schlumberger stock on the date of grant; an option's maximum term is ten years, and options generally vest in 20% increments over five years.

As required by SFAS 123, the fair value of each grant is estimated on the date of grant using the multiple option Black-Scholes option-pricing model with the following weighted-average assumptions used for 2001, 2000 and 1999: dividend of $0.75; expected volatility of 32-35% for 2001 grants, 27-33% for 2000 grants and 25-29% for 1999 grants; risk-free interest rates for the 2001 grants of 4.91% for officers and 3.87%-5.01% for the 2001 grants to all other employees; risk-free interest rates for the 2000 grants of 5.75%-6.84% for officers and 5.69%-6.72% for the 2000 grants to all other employees; risk-free interest rates for the 1999 grants of 4.92%-5.29% for officers and 4.80%-6.25% for the 1999 grants to all other employees; and expected option lives of 5.51 years for officers and 5.02 years for other employees for 2001 grants, expected option lives of 7.16 years for officers and 5.49 years for other employees for 2000 grants, 7.14 years for officers and 5.28 years for other employees for 1999 grants.

A summary of the status of the Schlumberger stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below:

	2001		2000		1999 [1]	
Fixed Options	**Shares**	**Weighted-average exercise price**	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	**31,208,321**	**$ 54.43**	31,613,924	$ 46.25	30,310,579	$ 42.50
Granted	**4,110,468**	**$ 61.55**	5,643,500	$ 79.64	6,012,168	$ 54.04
Exercised	**(1,444,588)**	**$ 31.88**	(5,447,870)	$ 30.76	(3,634,790)	$ 28.68
Forfeited	**(1,037,861)**	**$ 71.27**	(601,233)	$ 62.03	(1,074,033)	$ 52.50
Outstanding at year-end	**32,836,340**	**$ 55.80**	31,208,321	$ 54.54	31,613,924	$ 46.25
Options exercisable at year-end	**19,724,680**		16,277,868		16,396,821	
Weighted-average fair value of options granted during the year	**$ 21.51**		$ 30.03		$ 17.72	

[1] Shares and exercise price have been restated to reflect adjustments made as a result of the spin-off of Sedco Forex, in accordance with EITF Issue 90-9, *Changes to Fixed Employee Stock Option Plans as Result of Equity Restructuring*.

The following table summarizes information concerning currently outstanding and exercisable options by five ranges of exercise prices on December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding as of 12/31/01	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable as of 12/31/01	Weighted-average exercise price
$ 3.831 - $22.073	162,795	3.62	$18.573	162,795	$18.573
$24.142 - $30.710	7,270,886	2.64	$27.808	7,270,886	$27.808
$30.795 - $44.843	4,465,540	4.71	$39.253	4,114,998	$38.778
$46.075 - $65.330	9,917,581	7.95	$56.857	2,744,519	$53.966
$71.315 - $82.348	11,019,538	7.26	$80.582	5,431,482	$80.974
	32,836,340	6.08	$55.803	19,724,680	$48.300

EMPLOYEE STOCK PURCHASE PLAN

Under the Schlumberger Discounted Stock Purchase Plan, Schlumberger is authorized to issue up to 22,012,245 shares of common stock to its employees. Under the terms of the Plan, employees can choose each year to have up to 10% of their annual earnings withheld to purchase Schlumberger common stock. The purchase price of the stock is 85% of the lower of its beginning or end of the Plan year market price. Under the Plan, Schlumberger sold 1,752,833, 1,431,309 and 1,324,848 shares to employees in 2001, 2000 and 1999, respectively. Compensation cost has been computed for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 2001, 2000 and 1999: Dividend of $0.75; expected life of one year; expected volatility of 36% for 2001, 38% for 2000 and 40% for 1999; and risk-free interest rates of 3.03% for 2001, 5.71% for 2000 and 5.33% for 1999. The weighted-average fair value of those purchase rights granted in 2001, 2000 and 1999, was $15.540, $23.141 and $19.829, respectively.

Income Tax Expense

Schlumberger and its subsidiaries operate in more than 100 taxing jurisdictions where statutory tax rates generally vary from 0% to 50%.

In 2001, pretax book income in the US included gains from business divestitures aggregating approximately $360 million; outside the US, pretax book income includes losses on business divestitures of approximately $300 million. Pretax book income from continuing operations subject to US and non-US income taxes for each of the three years ended December 31, was as follows:

(Stated in millions)

	2001	2000	1999
United States	**$ 714**	$ 51	$ (172)
Outside United States	**412**	910	653
Pretax income	**$ 1,126**	$ 961	$ 481

Schlumberger had net deductible temporary differences of $1.0 billion on December 31, 2001, $1.0 billion on December 31, 2000 and $1.1 billion on December 31, 1999. Temporary differences at December 31, 2001 pertain to postretirement medical benefits ($0.5 billion), employee benefits ($0.2 billion), and fixed assets, inventory and other ($0.3 billion).

The components of consolidated income tax expense from continuing operations were as follows:

(Stated in millions)

	2001	2000	1999
Current:			
United States - Federal	$ 337	$ 21	$ (74)
United States - State	44	4	(7)
Outside United States	193	194	206
	$ 574	$ 219	$ 125
Deferred:			
United States - Federal	$ 5	$ (3)	$ 14
United States - State	3	(2)	1
Outside United States	(7)	14	1
	$ 1	$ 9	$ 16
Consolidated taxes on income	$ 575	$ 228	$ 141
Effective tax rate	51%	24%	30%

During 2001, Schlumberger recorded several charges/credits in continuing operations as more fully described on pages 29 and 30. Excluding these charges/credits, the consolidated effective tax rate would have been 32%. Excluding the charges/credits and amortization of goodwill/intangibles, the consolidated effective tax rate would have been 27%. The variation from the US statutory federal tax rate (35%) and 27% was due primarily to a substantial proportion of operations in countries where taxation on income is lower than in the US.

For 2000 and 1999, the variations from the US statutory federal tax rate (35%) and Schlumberger effective tax rates were due to several factors, including a substantial proportion of operations in countries where taxation on income is lower than in the US partially offset by the effect of permanent book/tax differences in the US, such as goodwill amortization.

Leases and Lease Commitments

Total rental expense was $390 million in 2001, $287 million in 2000 and $303 million in 1999. Future minimum rental commitments under noncancelable leases for years ending December 31 are: $173 million in 2002; $152 million in 2003; $141 million in 2004; $108 million in 2005; and $108 million in 2006. For the ensuing three five-year periods, these commitments decrease from $300 million to $76 million. The minimum rentals over the remaining terms of the leases aggregate to $32 million.

Contingencies

The Consolidated Balance Sheet includes accruals for the estimated future costs associated with certain environmental remediation activities related to the past use or disposal of hazardous materials. Substantially all such costs relate to divested operations and to facilities or locations that are no longer in operation. Due to a number of uncertainties, including uncertainty of timing, the scope of remediation, future technology, regulatory changes and other factors, it is possible that the ultimate remediation costs may exceed the amounts estimated. However, in the opinion of management, such additional costs are not expected to be material relative to consolidated liquidity, financial position or future results of operations.

In addition, Schlumberger and its subsidiaries are party to various other legal proceedings. Although the ultimate disposition of these proceedings is not presently determinable, in the opinion of Schlumberger any liability that might ensue would not be material in relation to the consolidated liquidity, financial position or future results of operations.

Schlumberger' s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from clients. Schlumberger places its cash and cash equivalents with financial institutions and corporations, and limits the amount of credit exposure with any one of them. Schlumberger actively evaluates the creditworthiness of the issuers in which it invests. The receivables from clients are concentrated within a few significant industries and geographies.

Segment Information

Schlumberger operates two reportable segments: Oilfield Services (OFS) and SchlumbergerSema (SLSEMA).

The Oilfield Services segment falls into four clearly defined economic and geographical areas and is evaluated on the following basis: First, North America (NAM) is a major self-contained market. Second, Latin America (LAM) comprises regional markets that share a common dependence on the United States. Third, Europe (ECA) is another major self-contained market that includes the CIS and West Africa, whose economy is increasingly linked to that of Europe. Fourth, Other Eastern includes the remainder of the Eastern Hemisphere, which consists of many countries at different stages of economic development that share a common dependence on the oil and gas industry. The Oilfield Services segment provides virtually all exploration and production services required during the life of an oil and gas reservoir. Schlumberger believes that all the products/services are interrelated and expects similar performance from each.

The SchlumbergerSema segment is a leading information technology services company providing domain expertise and global capabilities delivered on a local basis. The company has proven capabilities delivering consulting, systems integration, managed services and products serving the telecommunications, energy & utilities, finance, transport, public sector markets and oil and gas markets.

Financial information for the years ended December 31, 2001, 2000 and 1999, by segment, is as follows:

2001	NAM	LAM	ECA	Other Eastern	Elims	Total OFS	SLSEMA	Other [1]	Elims/ Other	Consolidated
Revenue	$ 3,655	$ 1,479	$ 2,139	$ 2,105	$ 395	$ 9,773	$ 3,045	$ 997	$ (69)	$ 13,746
Segment Income	$ 551	$ 163	$ 266	$ 392	$ (84)	$ 1,288	$ 30	$ 30	$ (303)	$ 1,045
Minority Interest	-	-	-	-	35	35	5	1	(3)	38
Income Tax Expense [2]	329	42	83	69	13	536	(7)	(3)	(114)	412
Segment Income before tax and MI	$ 880	$ 205	$ 349	$ 461	$ (36)	$ 1,859	$ 28	$ 28	$ (420)	$ 1,495
Interest Income		$ 5								154
Interest Expense		$ (5)								(380)
Charges										(143)
Pretax Income										$ 1,126
Segment Assets	$ 3,086	$ 1,606	$ 2,206	$ 1,751	$ 2,691	$ 11,340	$ 8,254	$ 367	$ -	$ 19,961
Corporate Assets										2,365
Total Assets										$ 22,326
Depreciation/Amortization [3]	$ 610	$ 164	$ 278	$ 260	$ 42	$ 1,354	$ 131	$ 56	$ 355	$ 1,896
Capital Expenditures [3]	$ 999	$ 238	$ 317	$ 395	$ 211	$ 2,160	$ 231	$ 49	$ 29	$ 2,469

[1] Includes Semiconductor Solutions and the divested Resource Management Services businesses.
[2] 2001 income tax expense excludes $163 million related to the Charges.
[3] Includes multiclient seismic data costs.

2000	NAM	LAM	ECA	Other Eastern	Elims	Total OFS	SLSEMA	Other [1]	Elims/ Other	Consolidated
Revenue	$ 2,413	$ 1,151	$ 1,603	$ 1,646	$ 333	$ 7,146	$ 1,049	$ 1,475	$ (59)	$ 9,611
Segment Income	$ 235	$ 64	$ 153	$ 281	$ 36	$ 769	$ 28	$ 51	$ (133)	$ 715
Minority Interest	-	-	-	-	(1)	(1)	6	1	-	6
Income Tax Expense [2]	145	22	56	29	42	294	(22)	9	(63)	218
Segment Income before tax and MI	$ 380	$ 86	$ 209	$ 310	$ 77	$ 1,062	$ 12	$ 61	$ (196)	$ 939
Interest Income		$ 5								297
Interest Expense		$ (3)								(273)
Charges										(2)
Pretax Income										$ 961
Segment Assets	$ 2,984	$ 1,305	$ 1,689	$ 1,475	$ 1,884	$ 9,337	$ 1,339	$ 1,170	$ -	$ 11,846
Corporate Assets										5,327
Total Assets										$ 17,173
Depreciation/Amortization [3]	$ 403	$ 187	$ 221	$ 229	$ 12	$ 1,052	$ 28	$ 78	$ 113	$ 1,271
Capital Expenditures [3]	$ 608	$ 212	$ 259	$ 261	$ 23	$ 1,363	$ 42	$ 133	$ 8	$ 1,546

[1] Includes Semiconductor Solutions and the divested Resource Management Services businesses.
[2] 2000 income tax expense excludes $10 million related to the Charges.
[3] Includes multiclient seismic data costs.

1999	NAM	LAM	ECA	Other Eastern	Elims	Total OFS	SLSEMA	Other [1]	Elims/ Other	Consolidated
Revenue	$ 1,649	$ 947	$ 1,514	$ 1,561	$ 265	$ 5,936	$ 851	$ 1,640	$ (32)	$ 8,395
Segment Income	$ 84	$ -	$ 83	$ 237	$ 39	$ 442	$ 41	$ 48	$ (117)	$ 414
Minority Interest	-	-	-	-	-	-	9	2	-	11
Income Tax Expense [2]	40	20	42	56	15	174	13	(8)	(47)	132
Segment Income before tax and MI	$ 124	$ 20	$ 125	$ 293	$ 54	$ 616	$ 63	$ 42	$ (164)	$ 557
Interest Income		$ 7								228
Interest Expense		$ (6)	$ (1)					$ (2)		(184)
Charges										(120)
Pretax Income										$ 481
Segment Assets	$ 1,787	$ 992	$ 1,414	$ 1,299	$ 1,954	$ 7,446	$ 655	$ 1,298	$ -	$ 9,399
Corporate Assets										5,682
Total Assets										$ 15,081
Depreciation/Amortization [3]	$ 316	$ 156	$ 226	$ 236	$ 16	$ 950	$ 35	$ 68	$ 97	$ 1,150
Capital Expenditures [3]	$ 322	$ 189	$ 161	$ 183	$ 68	$ 923	$ 29	$ 57	$ 10	$ 1,019

[1] Includes Semiconductor Solutions and the divested Resource Management Services businesses.
[2] 1999 income tax expense excludes $8 million related to the Charges.
[3] Includes multiclient seismic data costs.

Corporate assets largely comprise short-term and long-term investments.

During the three years ended December 31, 2001, no single customer exceeded 10% of consolidated revenue.

The accounting policies of the segments are the same as those described in *Summary of Accounting Policies*.

Oilfield Services' net income eliminations include: certain headquarters administrative costs which are not allocated geographically, manufacturing and certain other operations, and costs maintained at the Oilfield Services level. In 2001, eliminations includes WesternGeco minority interest expense of $35 million.

Elims/Other principally comprises the amortization of goodwill and other intangibles ($347 million in 2001), as well as nonoperating expenses, such as certain intersegment charges and interest expense (except as shown above), which are not included in segment operating income.

Schlumberger did not have revenue from third-party customers in its country of domicile during the last three years. In each of the three years, only revenue in the US exceeded 10% of consolidated revenue. Revenue in the US in 2001, 2000 and 1999 was $5.1 billion, $3.5 billion and $2.5 billion, respectively.

Pension and Other Benefit Plans

US PENSION PLANS

Schlumberger and its US subsidiary sponsor several defined benefit pension plans that cover substantially all employees. The benefits are based on years of service and compensation on a career-average pay basis. These plans are fully funded with a trustee in respect to past and current service. Charges to expense are based upon costs computed by independent actuaries. The funding policy is to annually contribute amounts that are allowable for federal income tax purposes. These contributions are intended to provide for benefits earned to date and those expected to be earned in the future.

The assumed discount rate, compensation increases and return on plan assets used to determine pension expense in 2001 were 7.5%, 4.5% and 9%, respectively. In 2000, the assumptions were 7.75%, 4.5% and 9%, respectively. In 1999, the assumptions were 7%, 4.5% and 9%, respectively.

Net pension cost in the US for 2001, 2000 and 1999, included the following components:

(Stated in millions)

	2001	2000	1999
Service cost-benefits earned during the period	**$ 38**	$ 32	$ 45
Interest cost on projected benefit obligation	**84**	76	73
Expected return on plan assets (actual return: 2001 - $(70); 2000 - $(2); 1999 - $211)	**(101)**	(97)	(86)
Amortization of transition assets	**(1)**	(1)	(2)
Amortization of prior service cost/other	**7**	5	6
Amortization of unrecognized net gain	**(4)**	(11)	-
Net pension cost	**$ 23**	$ 4	$ 36

Effective January 1, 2000, Schlumberger and its subsidiaries amended their pension plans to improve retirement benefits for active employees.

The change in the projected benefit obligation, plan assets and funded status of the plans on December 31, 2001 and 2000, was as follows:

(Stated in millions)

	2001	2000
Projected benefit obligation at beginning of the year	$ 1,105	$ 1,048
Service cost	38	32
Interest cost	84	76
Actuarial losses	96	17
Benefits paid	(69)	(62)
Amendments	-	(6)
Projected benefit obligation at end of the year	$ 1,254	$ 1,105
Plan assets at market value at beginning of the year	$ 1,212	$ 1,276
Actual return on plan assets	(70)	(2)
Employer contribution	1	-
Benefits paid	(69)	(62)
Plan assets at market value at end of the year	$ 1,074	$ 1,212
Excess of assets over projected benefit obligation	$ (180)	$ 107
Unrecognized net gain	1	(266)
Unrecognized prior service cost	27	30
Unrecognized net asset at transition date	-	(1)
Pension liability	$ (152)	$ (130)

The assumed discount rate, the rate of compensation increases and the expected long-term rate of return on plan assets used to determine the projected benefit obligations were 7.25%, 4.5% and 9%, respectively, in 2001, and 7.5%, 4.5% and 9%, respectively, in 2000. Plan assets on December 31, 2001, consisted of common stocks ($630 million), cash or cash equivalents ($48 million), fixed income investments ($326 million) and other investments ($70 million). On December 31, 2001, there is no investment of the plan assets in Schlumberger common stock.

NON-US PENSION PLANS

Outside the US, subsidiaries of Schlumberger sponsor several defined benefit and defined contribution plans that cover substantially all employees who are not covered by statutory plans. For defined benefit plans, charges to expense are based upon costs computed by independent actuaries. These plans are substantially fully funded with trustees in respect to past and current service. For all defined benefit plans, pension expense was $52 million, $23 million and $19 million in 2001, 2000 and 1999, respectively. Based on plan assets and the projected benefit obligation, the only significant defined benefit plan is in the UK.

The assumed discount rate, compensation increases and return on plan assets used to determine pension expense in 2001 and 2000 were 6%, 4% and 9%, respectively. In 1999, the assumptions were 7%, 4% and 9%, respectively.

Net pension cost in the UK plan for 2001 (including the Sema plc plans), 2000 and 1999 (translated into US dollars at the average exchange rate for the periods), included the following components:

			(Stated in millions)
	2001	2000	1999
Service cost-benefits earned during the period	**$ 47**	$ 22	$ 22
Interest cost on projected benefit obligation	**44**	17	15
Expected return on plan assets (actual return: 2001 - $(47); 2000 - $(28); 1999 - $106)	**(68)**	(34)	(33)
Amortization of transition asset and other	**(2)**	(5)	(6)
Net pension cost	**$ 21**	$ -	$ (2)

The change in the projected benefit obligation, plan assets and funded status of the plan, including the Sema plc plans (translated into US dollars at year-end exchange rates) was as follows:

		(Stated in millions)
	2001	2000
Projected benefit obligation at beginning of the year	**$ 311**	$ 290
Acquisition of Sema	**580**	-
Service cost	**47**	22
Interest cost	**44**	17
Actuarial losses	**55**	19
Gain in exchange	**(2)**	(26)
Benefits paid	**(21)**	(11)
Disposals	**(25)**	-
Projected benefit obligation at end of the year	**$ 989**	$ 311
Plan assets at market value at beginning of the year	**$ 385**	$ 454
Acquisition of Sema	**540**	-
Actual return on plan assets	**(47)**	(28)
Loss in exchange	**(5)**	(38)
Employer contribution	**31**	7
Employee contributions	**6**	1
Benefits paid	**(21)**	(11)
Disposals	**(21)**	-
Plan assets at market value at end of the year	**$ 868**	$ 385
Excess of assets over projected benefit obligation	**$ (121)**	$ 74
Unrecognized net gain	**131**	(39)
Unrecognized prior service cost	**1**	1
Unrecognized net asset at transition date	**(1)**	(2)
Pension asset	**$ 10**	$ 34

The assumed discount rate and rate of compensation increases used to determine the projected benefit obligation were 6% and 4%, respectively, in 2001, and 6.5% and 4%, respectively, in 2000; the expected long-term rate of return on plan assets was 9% in 2001 and 2000. Plan assets consisted of common stocks ($702 million), cash or cash equivalents ($23 million) and fixed income investments ($143 million). None of the plan assets represented Schlumberger common stock.

For defined contribution plans, funding and cost are generally based upon a predetermined percentage of employee compensation. Charges to expense in 2001, 2000 and 1999, were $32 million, $22 million and $24 million, respectively.

OTHER DEFERRED BENEFITS

In addition to providing pension benefits, Schlumberger and its subsidiaries have other deferred benefit programs, primarily profit sharing. Expenses for these programs were $192 million, $114 million and $73 million in 2001, 2000 and 1999, respectively.

HEALTH CARE BENEFITS

Schlumberger and its US subsidiary provide health care benefits for certain active employees. The cost of providing these benefits is recognized as expense when incurred and aggregated $68 million, $60 million and $53 million in 2001, 2000 and 1999, respectively. Outside the US, such benefits are mostly provided through government-sponsored programs.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Schlumberger and its US subsidiary provide certain health care benefits to former employees who have retired under the US pension plans.

The principal actuarial assumptions used to measure costs were a discount rate of 7.5% in 2001, 7.75% in 2000 and 7% in 1999. The overall medical cost trend rate assumption is 9.5% graded to 5% over the next six years and 5% thereafter.

Net periodic postretirement benefit cost in the US for 2001, 2000 and 1999, included the following components:

(Stated in millions)

	2001	2000	1999
Service cost - benefits earned during the period	**$ 13**	$ 10	$ 11
Interest cost on accumulated postretirement benefit obligation	**32**	28	23
Amortization of unrecognized net gain and other	**(1)**	(3)	(3)
	$ 44	$ 35	$ 31

The change in accumulated postretirement benefit obligation and funded status on December 31, 2001 and 2000, was as follows:

		(Stated in millions)
	2001	2000
Accumulated postretirement benefit obligation at beginning of the year	**$ 398**	$ 320
Service cost	**13**	10
Interest cost	**32**	28
Actuarial losses (gains)	**53**	57
Benefits paid	**(18)**	(17)
Accumulated postretirement benefit obligation at the end of the year	**478**	398
Unrecognized net gain	**14**	67
Unrecognized prior service cost/other	**13**	11
Postretirement benefit liability on December 31	**$ 505**	$ 476

The components of the accumulated postretirement benefit obligation on December 31, 2001 and 2000, were as follows:

		(Stated in millions)
	2001	2000
Retirees	**$ 237**	$ 216
Fully eligible	**67**	47
Actives	**174**	135
	$ 478	$ 398

The assumed discount rate used to determine the accumulated postretirement benefit obligation was 7.25% for 2001 and 7.50% for 2000.

If the assumed medical cost trend rate was increased by one percentage point, health care cost in 2001 would have been $53 million, and the accumulated postretirement benefit obligation would have been $560 million on December 31, 2001.

If the assumed medical cost trend rate was decreased by one percentage point, health care cost in 2001 would have been $38 million, and the accumulated postretirement benefit obligation would have been $412 million on December 31, 2001.

Supplementary Information

Operating revenue and related cost of goods sold and services for continuing operations comprised the following:

			(Stated in millions)
Year ended December 31,	**2001**	2000	1999
Operating revenue			
Products	**$ 4,896**	$ 4,225	$ 3,822
Services	**8,850**	5,386	4,573
	$ 13,746	$ 9,611	$ 8,395
Direct operating costs			
Goods sold	**$ 2,876**	$ 2,582	$ 2,461
Services	**7,255**	4,790	4,288
	$ 10,131	$ 7,372	$ 6,749

Cash paid for interest and income taxes for continuing operations was as follows:

Year ended December 31,	2001	2000	(Stated in millions) 1999
Interest	$ 363	$ 268	$ 200
Income taxes	$ 298	$ 231	$ 182

Accounts payable and accrued liabilities are summarized as follows:

Year ended December 31,	2001	(Stated in millions) 2000
Payroll, vacation and employee benefits	$ 929	$ 672
Trade	1,184	946
Taxes, other than income	312	204
Other	2,082	1,089
	$ 4,507	$ 2,911

Interest and other income includes the following:

	2001	2000	(Stated in millions) 1999
Interest income	$ 159	$ 302	$ 235
Equity in net earnings of affiliated companies	62	39	19
Gain on sale of business	-	82	-
Gain on sale of financial instruments	21	-	103
	$ 242	$ 423	$ 357

Report Of Independent Accountants

To the Board of Directors and Stockholders
of Schlumberger Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Schlumberger Limited and its subsidiaries at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
January 22, 2002

Quarterly Results

(UNAUDITED)

The following table summarizes results for each of the four quarters for the years ended December 31, 2001 and 2000. Gross margin equals operating revenue less cost of goods sold and services.

(Stated in millions except per share amounts)

	Revenue	Gross Margin	Net Income	Earnings per share Basic	Earnings per share Diluted
Quarters-2001					
First [1]	$ 2,910	$ 717	$ 235	$ 0.41	$ 0.41
Second [2]	3,635	565	(93)	(0.16)	(0.16)
Third [3]	3,624	916	195	0.34	0.34
Fourth [4]	3,577	906	185	0.32	0.32
	$ 13,746	$ 3,104	$ 522	$ 0.91	$ 0.91
Quarters-2000					
First	$ 2,138	$ 478	$ 136	$ 0.24	$ 0.24
Second	2,338	508	156	0.27	0.27
Third	2,447	556	205	0.36	0.35
Fourth [5]	2,688	555	238	0.42	0.41
	$ 9,611	$ 2,097	$ 735	$ 1.29	$ 1.27

1 Includes a $25 million (pretax and after tax) in-process R&D charge ($0.04 per share – diluted).
2 Includes a net, after-tax charge of $280 million ($0.48 per share – diluted).
3 Includes a net, after-tax credit of $3 million ($0.00 per share – diluted).
4 Includes a net, after-tax credit of $5 million ($0.01 per share – diluted).
5 Includes a net, after-tax and minority interest charge of $3 million ($0.00 per share – diluted).

Five-Year Summary

(Stated in millions except per share amounts)

	Year Ended December 31,				
	2001	2000	1999	1998	1997
SUMMARY OF OPERATIONS					
Operating revenue:					
Oilfield Services [1]	**$ 9,773**	$ 7,146	$ 5,936	$ 7,796	$ 7,654
SchlumbergerSema	**3,045**	1,049	851	809	659
Other [2]	**997**	1,475	1,640	2,120	2,321
Eliminations and other	**(69)**	(59)	(32)	-	18
Total operating revenue	**$ 13,746**	$ 9,611	$ 8,395	$ 10,725	$ 10,652
% increase (decrease) over prior year	**43%**	15%	(22)%	1%	18%
Pretax Segment income:					
Oilfield Services [1]	**$ 1,859**	$ 1,062	$ 616	$ 1,339	$ 1,448
SchlumbergerSema	**28**	12	63	56	21
Other [2]	**28**	61	42	107	191
Eliminations [3]	**(420)**	(196)	(164)	(204)	(204)
Pretax Segment income before Minority interest	**1,495**	939	557	1,298	1,456
Minority interest	**38**	6	11	9	4
Total Pretax Segment income, before charges	**$ 1,457**	$ 933	$ 546	$ 1,289	$ 1,452
% increase (decrease) over prior year	**56%**	71%	(58)%	(11)%	51%
Interest income	**154**	297	228	164	94
Interest expense	**380**	273	184	127	70
Charges (net of minority interest)	**134**	(6)	120	432	-
Taxes on income [4]	**575**	228	141	276	388
Income, continuing operations	**$ 522**	$ 735	$ 329	$ 618	$ 1,088
% increase (decrease) over prior year	**(29)%**	123%	(47)%	(43)%	46%
Income, discontinued operations	**$ -**	$ -	$ 37	$ 396	$ 297
Net income	**$ 522**	$ 735	$ 367	$ 1,014	$ 1,385
% increase (decrease) over prior year	**(29)%**	100%	(64)%	(27)%	51%
Basic earnings per share					
Continuing operations	**$ 0.91**	$ 1.29	$ 0.60	$ 1.14	$ 2.02
Discontinued operations	**-**	-	0.07	0.72	0.55
Net income	**$ 0.91**	$ 1.29	$ 0.67	$ 1.86	$ 2.57
Diluted earnings per share					
Continuing operations	**$ 0.91**	$ 1.27	$ 0.58	$ 1.10	$ 1.94
Discontinued operations	**-**	-	0.07	0.71	0.53
Net income	**$ 0.91**	$ 1.27	$ 0.65	$ 1.81	$ 2.47
Cash dividends declared per share	**$ 0.75**	$ 0.75	$ 0.75	$ 0.75	$ 0.75

(Stated in millions except per share amounts)

	Year Ended December 31,				
	2001	2000	1999	1998	1997
SUMMARY OF FINANCIAL DATA					
Income as % of operating revenue, continuing operations [5]	**6%**	8%	5%	9%	10%
Return on average stockholders' equity, continuing operations [5]	**10%**	9%	6%	13%	16%
Fixed asset additions	**$ 2,053**	$ 1,323	$ 792	$ 1,463	$ 1,404
Depreciation expense	**$ 1,186**	$ 943	$ 929	$ 935	$ 848
Avg. number of shares outstanding:					
Basic	**574**	570	549	544	539
Assuming dilution	**580**	580	564	562	560
ON DECEMBER 31					
Liquidity	**$ (5,037)**	$ 422	$ 1,231	$ 731	$ 527
Working capital	**$ 1,487**	$ 3,502	$ 4,787	$ 4,681	$ 2,506
Total assets	**$ 22,326**	$ 17,173	$ 15,081	$ 16,078	$ 13,186
Long-term debt	**$ 6,216**	$ 3,573	$ 3,183	$ 3,285	$ 1,179
Stockholders' equity	**$ 8,378**	$ 8,295	$ 7,721	$ 8,119	$ 7,381
Number of employees continuing operations	**81,000**	60,000	55,000	59,000	64,000

1 Restated for comparative purposes.

2 Includes the Semiconductor Solutions and the divested Resource Management Services (sold in 2001) and Retail Petroleum Systems (sold in 1998) businesses.

3 Includes amortization of goodwill and other acquisition related intangibles which were previously included in the Segments' income. All prior periods have been restated for comparative purposes.

4 In 2001, the provision for income taxes, before the tax expense on the charges was $412 million. In 2000, the provision for income taxes, before the tax benefit on the charges was $218 million. In 1999, the provision for income taxes, before the tax benefit on the charge and the tax expense on the gain on the sale of RPS financial instruments, was $133 million. In 1998, the provision for income taxes, before the tax benefit on the third quarter charge, was $340 million.

5 In 2001, 2000, 1999 and 1998, excluding the charges.

Schlumberger Organization

Oilfield Services is the leading provider of exploration and production (E&P) services, solutions and technology to the international petroleum industry. Schlumberger Oilfield Services manages its business through 28 GeoMarket regions grouped into three geographic areas: North and South America, Europe/ CIS/Africa, and the Middle East and Asia. The GeoMarket units bring together geographically focused teams to meet local needs and provide customized solutions.

To manage new technology development, a variety of service segments capitalize on technical synergies and introduce innovative solutions within the GeoMarket regions. Supporting the service segments are 13 technology centers and two research centers. The service segments reflect key areas of Schlumberger expertise and are organized into two product groups: Reservoir Evaluation and Development and Schlumberger Information Solutions.

The Reservoir Evaluation and Development group combines wireline, seismic and all services relevant to well construction, completions and productivity. These services include directional and MWD/LWD drilling, drilling bits, pressure pumping, artificial lift, testing, completions and Integrated Project Management (IPM).

Schlumberger Information Solutions (SIS) draws on the expertise and services of Data & Consulting Services, GeoQuest and Schlumberger Network Solutions (SNS) to provide information management capabilities, advanced software systems, IT infrastructure and a complete range of expert services to customers. These include secure IT infrastructure solutions, software applications, information management and expert products and services. In addition, SNS provides global connectivity and integrated information security solutions to a variety of other industries.

SchlumbergerSema is a leading information technology services company providing a unique combination of domain expertise and global capabilities delivered on a local basis. The company's proven capabilities include consulting, systems integration, managed services and products serving the telecommunications, energy and utilities, finance, transport and public sector markets. The business segment also works closely with Schlumberger Network Solutions and Schlumberger Information Solutions to provide information technology (IT) solutions to the oil and gas industry.

SchlumbergerSema delivers a wide range of mission-critical solutions based on three core practices: Consulting, Systems Integration and Managed Services. The Consulting practice includes strategic consulting, business process design, change management, technical consulting and program management. Systems Integration offers design and build of critical business systems integrating legacy systems with leading-edge technology from initial specifications to final deployment. Managed Services provides complete management of the customers' business processes and infrastructure, including operation of help desks and data centers through to outsourced network infrastructure management and business continuity support.

In addition, SchlumbergerSema offers a broad portfolio of products, services and technology solutions including: enterprise software systems, such as billing, customer relationship management and trading systems; smart cards; Web payphones; and point-of-sale, parking and mass transit terminals.

SchlumbergerSema was formed in April 2001, when wholly owned subsidiaries of Schlumberger Limited acquired Sema plc and combined it with certain businesses of Schlumberger Test & Transactions and Resource Management Services, including Bull CP8, CellNet and Convergent Group. SchlumbergerSema manages its business through twelve GeoMarket regions with offices strategically located to ensure that the company's staff of experts is always readily available to provide customers with the highest level of support and service.

Other includes Semiconductor Solutions and the divested Resource Management Services businesses.

Directors

Don E. Ackerman[2,3]
Private Investor
Bonita Springs, Florida

Euan Baird[3,4]
Chairman & Chief Executive Officer
Schlumberger

John Deutch[4,5]
Institute Professor
Massachusetts Institute of Technology
Cambridge, Massachusetts

Victor E. Grijalva[3]
Chairman
Transocean Sedco Forex, Inc.
Houston, Texas

André Lévy-Lang[1,3,5]
Independent Investor
Paris

John C. Mayo[1]
Private Investor and
Director of Consultancy
Mayo & Co. Ltd.
London

William T. McCormick, Jr.[2,4]
Chairman & Chief Executive Officer
CMS Energy Corp.
Dearborn, Michigan

Didier Primat[1]
President
Primwest Holding N.V.
Curaçao, Netherlands Antilles

Nicolas Seydoux[2,4]
Chairman & Chief Executive Officer
Gaumont
Paris

Linda Gillespie Stuntz[1,4]
Partner
Stuntz, Davis & Staffier, P.C.
Washington, D.C.

Sven Ullring[2]
Independent Advisor
Hovik, Norway

Yoshihiko Wakumoto[3]
Advisor
Toshiba Corporation
Tokyo

Officers

Euan Baird
Chairman & Chief Executive Officer

Andrew Gould
President & Chief Operating Officer

Jean-Marc Perraud
Executive Vice President
Chief Financial Officer
Chief Accounting Officer

Irwin Pfister
Executive Vice President

Ellen Summer
Secretary & General Counsel

Pierre E. Bismuth
Vice President

Mark Danton
Vice President

Philippe Lacour-Gayet
Vice President

Jean-Dominique Percevault
Vice President

Claude Suter
Vice President

Ashok Belani
Chief Information Officer

Michel Soublin
Treasurer

Janet B. Glassmacher
Assistant Secretary

1 Member, Audit Committee
2 Member, Compensation Committee
3 Member, Finance Committee
4 Member, Nominating Committee
5 Member, Technology Committee

STOCKHOLDER INFORMATION

Schlumberger common stock is listed on the New York Stock Exchange, trading symbol SLB, and on the Euronext Paris, Euronext Amsterdam, London, and the SWX Swiss Stock Exchanges.

For quarterly earnings, dividend announcements and other information call 1-800-99-SLB-99 from the US and Canada and 1-402-573-9796 for callers outside North America or visit investorcenter.slb.com and sign up to receive email alerts.

STOCK TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
1-800-733-5001 or 1-781-575-3400
General stockholder information is available on the EquiServe web site at www.equiserve.com

FORM 10-K

The Schlumberger 2001 annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge. Call 1-800-99-SLB-99 from North America and 1-402-573-9796 outside North America. Alternatively, view online at investorcenter.slb.com or write to the Secretary, Schlumberger Limited, 153 East 53 Street, 57th Floor, New York, NY 10022.

DUPLICATE MAILINGS

When a stockholder owns shares in more than one account, or when stockholders live at the same address, duplicate mailings may result. If you receive duplicate reports, you can help eliminate the added expense by requesting that only one copy be sent. To eliminate duplicate mailings, contact EquiServe Trust Company, N.A., Stock Transfer Agent and Registrar, listed above.

SLB.COM

For information on Schlumberger technology, services and solutions plus the latest industry news visit www.slb.com

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Annual Report and Investor Kits:

The Annual Report is available online visit: www.slb.com/ar2001 where you can also order a copy of the Annual Report and Investor Kit.

Recruitment:

www.careers.slb.com

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www.slb.com/seed

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Schlumberger

153 EAST 53 STREET, 57th FLOOR, NEW YORK, NEW YORK 10022
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